Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Among

GLOBALSCAPE, INC.,

PLUMBER ACQUISITION CORPORATION

And

HOMEPIPE NETWORKS INC.

Dated as of December 2, 2011

TABLE OF CONTENTS

ARTICLE I	DEFINITIONS; CONSTRUCTION	1

1.01	Certain Defined Terms	1
1.02	Interpretation	14

ARTICLE II	THE MERGER	15

2.01	The Merger	15
2.02	Closing; Closing Date; Effective Time	15
2.03	Effect of the Merger	15
2.04	Certificate of Incorporation and Bylaws	15
2.05	Directors and Officers	15
2.06	Merger Consideration	16
2.07	Earnout	21
2.08	Delivery of Merger Consideration	24
2.09	Cancellation of Treasury Shares	25
2.10	Lost Certificates	25
2.11	Abandoned Property Laws	25
2.12	Stock Ledger	25
2.13	Dissenting Shares	25
2.14	Appointment of Stockholders’ Representative	26
2.15	Withholding Taxes	28

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	29

3.01	Organization, Power and Subsidiaries of the Company	29
3.02	Capitalization	29
3.03	Authority; Noncontravention	30
3.04	Transactions with Related Parties	31
3.05	Brokers and Finders	31
3.06	Title to Assets; Liens	31
3.07	Material Contracts	32
3.08	Intellectual Property	34
3.09	Litigation	38
3.10	No Conflict with Other Instruments	38
3.11	Compliance with Applicable Laws	39
3.12	Insurance	39
3.13	Financial Statements	40
3.14	No Undisclosed Liabilities	40
3.15	Taxes	40
3.16	Labor and Employment Contracts	41
3.17	Labor Relations; Compliance	42
3.18	Books and Records	42

i

3.19	Disclosures to Third Parties	42
3.20	Product Warranties	43
3.21	Absence of Changes	43
3.22	Customers	45
3.23	Environmental Matters	45
3.24	Employee Benefit Programs	45
3.25	Accounts Receivable and Accounts Payable	47
3.26	Certain Payments	47
3.27	Privacy, Security And Identity Theft	48
3.28	Electronic Records	49
3.29	Consents	50
3.30	Securities Holder Approval	50
3.31	Disclosure	50

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	50

4.01	Organization and Standing of Parent and Merger Sub	50
4.02	Authority for Agreement	50
4.03	Consents	51
4.04	Operations of Merger Sub	51
4.05	Adequate Resources	51

ARTICLE V	COVENANTS OF THE COMPANY	51

5.01	Cooperation; Consents	51
5.02	Advice of Changes	51
5.03	Maintenance of Business	51
5.04	Conduct of Business	52
5.05	Regulatory Approvals	54
5.06	Litigation	54
5.07	No Other Negotiations	54
5.08	Access to Information	54

ARTICLE VI	COVENANTS OF PARENT AND MERGER SUB	54

6.01	Cooperation	54
6.02	Employees	55

ARTICLE VII	CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATIONS	55

7.01	Employees	56
7.02	Merger Consideration	56
7.03	Certificate of Secretary	56
7.04	Parent’s and Merger Sub’s Representations and Performance	56
7.05	Absence of Proceedings	56
7.06	Cancellation of Note	56
7.07	Material Adverse Effect	56

ARTICLE VIII	CONDITIONS PRECEDENT TO GLOBALSCAPE’S OBLIGATIONS	56

8.01	Stockholder Approval	56
8.02	Consents	57
8.03	Releases	57
8.04	Opinion of Counsel	57
8.05	Certificate of Secretary	57
8.06	Payables	57
8.07	Merger Consideration Calculation Statement	57
8.08	The Company’s Representations and Performance	57
8.09	Absence of Proceedings	57
8.10	Material Adverse Effect	57
8.11	Dissenters’ Rights	58

ARTICLE IX	SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION	58

9.01	Survival	58
9.02	Indemnification by the Securities Holders	58
9.03	Indemnification by Parent	59
9.04	Limitations	59
9.05	Procedure for Indemnification	61
9.06	Exclusive Remedy	62

ARTICLE X	TERMINATION	62

10.01	Termination	62
10.02	Effect of Termination	62

ARTICLE XI	MISCELLANEOUS	63

11.01	Notices, Etc	63
11.02	Amendments and Waiver	63
11.03	Expenses	64
11.04	Section and Other Headings; References	64
11.05	Counterparts	64
11.06	Parties in Interest	64
11.07	No Third Party Beneficiaries	64
11.08	Exhibits and Schedules	64
11.09	Entire Agreement	64
11.10	Legal Invalidity	64
11.11	Applicable Law	65
11.12	Confidentiality	65
11.13	Public Announcement	65
11.14	Files and Representation	65

ARTICLE XII	TAX COVENANTS	66

12.01	Tax Indemnification	66
12.02	Preparation and Filing of Tax Returns	66
12.03	Post-Closing Returns	66
12.04	Straddle Periods	67
12.05	Amended Tax Returns	67
12.06	Refunds	67
12.07	Cooperation	68
12.08	Transfer Taxes	68
12.09	Adjustment to Merger Consideration	68

EXHIBITS

EXHIBIT A—Form of Legal Opinion

EXHIBIT B-1—Form of Employment agreement – C-Level

EXHIBIT B-2—Form of Employment Agreement – Senior Vice President Level

APPENDICES

APPENDIX I—Professional Edition Specifications

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of December 2, 2011, by and among GlobalSCAPE, Inc., a Delaware corporation (“Parent”), Plumber Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, “GlobalSCAPE”), and HomePipe Networks Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Company is engaged in the business of providing secure digital content access and large file sharing solutions that enable secure pathways for users to access and share files of any size or type (the “Business”);

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared this Agreement and the merger of Merger Sub with and into the Company advisable;

WHEREAS, to complete such acquisition the respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “Merger”), pursuant to and subject to the terms and conditions of this Agreement; and WHEREAS, the Board of Directors of the Company have unanimously determined that the Merger is fair to and in the best interest of the Stockholders, approved the Merger and this Agreement and the transactions contemplated hereby, and recommended the approval of the Merger and approval and adoption of this Agreement by the Stockholders (as hereinafter defined).

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements of the parties hereinafter set forth, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

1.01 Certain Defined Terms. For purposes of this Agreement, the following capitalized terms shall have the meanings set forth below:

“2012 Revenue Payment” shall have the meaning set forth in Section 2.07(a).

“Acceptance” shall mean either (i) Parent’s delivery to the Stockholders’ Representative of written notice of acceptance of the Professional Edition, or (ii) Parent’s failure to give Stockholder’s Representative written notice, within thirty (30) days of Parent’s receipt of the complete Professional Edition, that the Professional Edition does not conform to the Specifications.

“Acceptance Criteria” shall mean the criteria set forth in the Specifications.

“Affiliate” shall mean with respect to a specified Person, another Person that directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with the Person specified or, for an individual, a member of a Person’s Family.

“Agreement” shall have the meaning set forth in the introduction above.

“Assets” shall have the meaning set forth in Section 3.06(a).

“Balance Sheet” shall have the meaning set forth in Section 3.13.

“Balance Sheet Date” shall have the meaning set forth in Section 3.13.

“Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that would reasonably be expected to result in a specified consequence.

“Breach” of a representation, warranty, covenant, obligation, or other provision of this Agreement or any instrument delivered pursuant to this Agreement will be deemed to have occurred if there is or has been any falsity, inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision.

“Business” shall have the meaning set forth in the Recitals.

“Calculation” shall have the meaning set forth in Section 2.07(d).

“Certificate” shall have the meaning set forth in Section 2.06(i).

“Change of Control” shall be deemed to have occurred if (a) any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act as in effect on the date hereof, except that a person shall be deemed to be the “beneficial owner” of all shares that any such person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants, options or otherwise, without regard to the sixty-day period referred to in such Rule), directly or indirectly, of securities representing 50% or more of the combined voting power of Parent’s then outstanding securities; provided, however, that if Thomas W. Brown and/or David Mann acquire, directly or indirectly, securities representing 50% or more of the combined voting power of Parent’s then outstanding securities it shall not be deemed a Change of Control, (b) any person or group (other than Thomas W. Brown or David Mann or entities controlled by either) shall make a tender offer or an exchange offer for 50% or more of the combined voting power of Parent’s then outstanding securities, (c) at any time during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constituted the Board of Directors of Parent and any new directors, whose election by the Board of Directors of Parent or nomination for election by Parent’s stockholders was approved by a vote of at least two-thirds (2/3) of Parent’s directors then still in office who either were Parent’s directors at the beginning of the period or whose election or nomination for election was previously so approved

(“Current Directors”), cease for any reason to constitute a majority thereof, (d) Parent shall consolidate, merge or exchange securities with any other entity and the stockholders of Parent immediately before the effective time of such transaction do not beneficially own, immediately after the effective time of such transaction, shares or other equity interests entitling such stockholders to a majority of all votes (without consideration of the rights of any class of stock or other equity interests entitled to elect directors by a separate class vote) to which all stockholders of the corporation or owners of the equity interests of any other entity issuing cash or securities in the consolidation, merger or share exchange would be entitled for the purpose of electing directors or where the Current Directors immediately after the effective time of the consolidation, merger or share exchange would not constitute a majority of the board of directors or similar governing body of the corporation or other entity issuing cash or securities in the consolidation, merger or share exchange, or (e) any person or group acquires all or substantially all of Parent’s assets.

Notwithstanding the foregoing, however, a Change of Control shall not be deemed to occur merely by reason of (1) an acquisition of Parent’s securities by, or any consolidation, merger or exchange of securities with, any entity that, immediately prior to such acquisition, consolidation, merger or exchange of securities, was a “subsidiary,” as such term is defined below. For these purposes, the term “subsidiary” means (i) any corporation, limited liability company or other entity of which 80% of the capital stock or other equity interests of such entity is owned, directly or indirectly, by Parent and (ii) any unincorporated entity in respect of which Parent has, directly or indirectly, an equivalent degree of ownership or (2) an acquisition, directly or indirectly, of Company securities by Thomas W. Brown or David Mann.

“Claim” shall mean any written or oral claim, suit, action, arbitration, audit, hearing, investigation or litigation (whether civil, criminal, administrative or investigative, at law or in equity).

“Claim Notice” shall have the meaning set forth in Section 9.05(a).

“Closing” shall have the meaning set forth in Section 2.02.

“Closing Certificate” shall have the meaning set forth in Section 2.06(c).

“Closing Date” shall have the meaning set forth in Section 2.02.

“COBRA” shall have the meaning set forth in Section 3.24(d).

“Code” shall have the meaning set forth in Section 2.15.

“Common Stock” shall mean the class of equity securities of the Company denominated Common Stock, par value $0.001 per share.

“Common Stock Outstanding” shall mean (i) the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time plus (ii) the number of shares of Common Stock issuable pursuant to any Warrants outstanding immediately prior to the Effective Time plus (iii) the number of shares of Common Stock issuable upon exercise of any Company Stock Options outstanding immediately prior to the Effective Time plus (iv) the number of shares of Common Stock issuable upon conversion of the Series A Preferred issued and outstanding immediately prior to the Effective Time.

“Common Stock Per Share Cash Amount” shall have the meaning set forth in Section 2.06(b)(i).

“Company” shall have the meaning set forth in the Introduction.

“Company Closing Payment” shall have the meaning set forth in Section 2.08(a).

“Company Intellectual Property” shall mean all Intellectual Property that is currently owned by the Company or that the Company has a right to use or that is used in the Business.

“Company Stock Option” shall mean an option to purchase Shares or any other equity securities of the Company.

“Company Stock Options” shall mean all options to purchase Shares or any other equity securities of the Company.

“Company’s Knowledge” shall mean the actual awareness of a fact by any of the Key Employees after reasonable inquiry consistent with the diligent performance of their ordinary course duties.

“Contract” shall mean any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit or license, whether oral or written.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controls”, “Controlled by”, “Controlling” and “Controlled” have meanings correlative thereto.

“Copyrights” shall mean, as they exist anywhere in the world, all common law and statutory copyrights and mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof and non-registered copyrights.

“Database” shall mean any compilation of data stored electronically or in any other tangible medium, including, but not limited to any compilation of data, and used in conjunction with any Software used by or marketed, licensed, sublicensed or otherwise sold, rented or distributed by the Company.

“Deferred Preference” means an amount of cash equal to $375,000 divided by the number of outstanding shares of Series A Preferred, representing the aggregate amount of preference payment the holders of Series A Preferred have agreed to defer receiving until the first Earnout Payment.

“Development Personnel” shall have the meaning set forth in Section 3.08(e).

“DGCL” shall have the meaning set forth in Section 2.01.

“Dissenting Shares” shall have the meaning set forth in Section 2.13.

“Documentation” shall have the meaning set forth in the definition “Software” below.

“Earnout Dispute Notice” shall have the meaning set forth in Section 2.07(e).

“Earnout Payment” shall have the meaning set forth in Section 2.07.

“Earnout Period” shall mean the 2012, 2013 and 2014 calendar years.

“Effective Time” shall have the meaning set forth in Section 2.02.

“Employee Program” shall have the meaning set forth in Section 3.24(i).

“Employees” shall have the meaning set forth in Section 3.16(a).

“Environmental, Health and Safety Laws” shall mean (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq., and any amendments thereto; (ii) the Resource Conservation and Recovery Act, 42 U.S.C. § 9601 et seq., and any amendments thereto; (iii) the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; (iv) any other similar Legal Requirement, as now in effect, relating to, or imposing liability or standards of conduct concerning, any Hazardous Materials or dangerous waste, substance or material; and (v) any Legal Requirement relating to the protection of human health and occupational safety for employees and others in the workplace.

“ERISA” shall have the meaning set forth in Section 3.24(c).

“Estimated Net Working Capital” shall have the meaning set forth in Section 2.06(c).

“Family” of an individual includes the individual, the individual’s spouse, parents, children and children’s spouses.

“Final Adjustment Statement” shall have the meaning set forth in Section 2.06(g).

“Final Post-Closing Adjustment” shall have the meaning set forth in Section 2.06(g).

“Financial Statements” shall have the meaning set forth in Section 3.13.

“GlobalSCAPE” shall have the meaning set forth in the Introduction.

“GlobalSCAPE Indemnity Group” shall mean and include Parent and the Surviving Corporation.

“Governmental Body” shall mean any: (i) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign, or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, commission, bureau, board, council, court, magistrate, panel, instrumentality, official, or entity and any court or other tribunal); (iv) multi-national organization or body; or (v) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Handling” shall have the meaning set forth in Section 3.27(a).

“Hazardous Materials” shall mean petroleum and all derivatives thereof or synthetic substitutes therefore, asbestos and asbestos-containing materials, and any and all materials now or hereafter defined, listed, designated or classified as, or otherwise determined to be, “hazardous wastes,” “hazardous substances,” “radioactive,” “solid wastes,” or “toxic” under or pursuant to or otherwise listed or regulated pursuant to any Environmental, Health and Safety Law.

“Holdback Amount” shall mean an amount, deducted and held back by Parent from the Professional Edition Payment, equal to $500,000 minus the amount of any indemnity Claims previously or contemporaneously being deducted from the Earnout Payment.

“indemnified party” shall have the meaning set forth in Section 9.04(c).

“indemnifying party” shall have the meaning set forth in Section 9.04(c).

“Independent Accountants” shall mean Ernst & Young LLP.

“Independent Software Testing Firm” shall mean an independent software development firm of good regional reputation mutually selected by the Parent and the Stockholders’ Representative or, if the parties are unable to so agree, a software development firm appointed by two software development firms of good regional reputation, one to be appointed by the Parent and one to be appointed by the Stockholders’ Representative. If either the Parent or Stockholders’ Representative should appoint a software development firm and the other fail to appoint a software development firm within fifteen (15) days following written notice of such appointment and demand on the other to appoint a software development firm, the testing to evaluate whether Acceptance was wrongfully withheld shall be determined solely by the first software development firm so appointed.

“Intellectual Property” shall mean any and all intellectual property including the following: (i) Software; (ii) inventions (whether or not patentable), improvements, and technology; (iii) proprietary and confidential information, including technical data, customer and supplier lists and data and Trade Secrets; (iv) databases, data compilations and collections and technical data; (v) tools, methods, processes, devices, prototypes, schematics, bread boards, net lists, mask works, test methodologies and hardware and Software development tools; (vi) internet assets; and (vii) all instantiations of the foregoing in any form and embodied in any media.

“Intellectual Property Rights” shall mean any and all rights in, arising out of, or associated with Intellectual Property and any or all of the following and all rights in, arising out of, or associated therewith: Copyrights, Internet Assets, Patents, Software, Trade Secrets, Trademarks, Databases, IP Licenses and similar rights throughout the world

“Internet Assets” shall mean, as they exist anywhere in the world, uniform resource locators and domain names, internet addresses and other computer identifiers, web sites, web pages, and applications or registrations for any of the foregoing and similar rights and items.

“IP Licenses” shall mean all licenses, sublicenses, distributor agreements or permissions including, without limitation, the right to receive royalties or any other consideration relating to Copyrights, Internet Assets, Patents, Software, Trade Secrets, Trademarks and Databases.

“IRS” shall mean the U.S. Internal Revenue Service.

“Key Employees” shall mean Chris Hopen, Parvez Anandam, Doug Wheeler and Andrew Tull.

“Legal Requirement” shall mean any federal, state or local law, statute, legislation, ordinance, code, rule, regulation, decree, award, order, permit, franchise, consent or authorization of, any Governmental Body.

“Liabilities” shall mean all liabilities and obligations of the Company as reflected on the Balance Sheet.

“Lien” shall mean any mortgage, pledge, lien, charge, security interest, encumbrance, restriction, lease, license, easement, liability, or adverse Claim of any nature whatsoever, direct or indirect, whether accrued, absolute, contingent, or otherwise.

“Liquidation Preference Amount” shall mean an amount equal to (i) the Liquidation Preference Amount Per Share times (ii) number of shares of Series A Preferred Stock outstanding immediately prior to the Effective Time.

“Liquidation Preference Amount Per Share” shall mean an amount per share of Series A Preferred Stock equal to (i) $0.3271 times 1.5 plus (ii) any accrued but unpaid dividends with respect to one share of Series A Preferred Stock.

“Losses” shall have the meaning set forth in Section 9.02.

“LTM Earnout Payment” shall have the meaning set forth in Section 2.07(b).

“Market Price” means the average of the closing sale price per share of Parent Common Stock for the 30 consecutive trading days immediately prior to the making of any payment set forth in 2.07(c) as reported on the principal stock exchange on which Parent Common Stock is then traded.

“Material Adverse Effect” means any occurrence, event, fact, condition, effect or change, whether determined individually or in the aggregate, that does, or is reasonably likely to, have a material adverse effect on the financial condition, results of operations or business of the Company or GlobalSCAPE, as the case may be, other than any occurrence, event, fact, condition, effect or change (i) resulting from performance in accordance with the express terms of this Agreement by the parties of their respective covenants contained herein; (ii) impacting the economy, securities markets, or financial markets generally, except to the extent such occurrence, event, fact, condition, effect or change disproportionately affects the Company or GlobalSCAPE (as applicable); (iii) impacting the Company’s industry in general, except to the extent such occurrence, event, fact, condition, effect or change disproportionately affects the Company or GlobalSCAPE (as applicable); (iv) any change or effect resulting from changes in GAAP or the interpretation thereof; (v) failure to meet internal forecasts or financial projections; (vi) any change or effect resulting from the pendency or consummation of the Merger, including the loss of any employees, customers, suppliers, consultants, partners or distributors; or (vii) attributable to any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared).

“Material Contracts” shall have the meaning set forth in Section 3.07.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall mean the total of the (i) Liquidation Preference Amount plus (ii) the number of shares of Common Stock Outstanding immediately prior to the Effective Time times the sum of (a) the Common Stock Per Share Cash Amount plus (b) the Per Share Earnout Amount plus (iii) the Warrant and Option Cash Out Amount.

“Merger Consideration Calculation Statement” shall have the meaning set forth in Section 8.07.

“Merger Sub” shall have the meaning set forth in the Introduction.

“Net Revenues” shall mean, with respect to a Product, the revenues recognized from the sale, license, subscription or other transfer of or grants of rights to use such

Product, net of any customer refunds. If the Surviving Corporation or GlobalSCAPE sells at a single price or rate, a combination of products, not all of which, if sold separately, would be a Product, then “Net Revenues” of Products with respect to such sales of products shall equal the total net revenues recognized for such combination of products multiplied by the fraction equal to one (1) minus A/B, where A is the total average selling prices, when separately sold to a similarly situated purchaser, of the products included in the combination that are not Products, and B is the total of the average selling prices, when separately sold to a similarly situated purchaser, of the Products and each of the other products included in the combination. If all such items are not typically sold separately, any item not typically sold separately shall have a price attributed to it for purposes of this definition consistent with pricing of similar products or their functional equivalents. For purposes of the foregoing, the determination of the selling prices shall be based on reasonable, good faith determinations of standard pricing. In either case, the price would exclude sales, use or excise tax, freight, duty or insurance included therein. Buyer may not discount the stand-alone prices of Products in a commercially unreasonable manner in an effort to reduce the proportion of a bundled product price being allocated to the Product. In the event Buyer elects to combine one or more components of Products, which components (or their functional equivalents) are not separately sold, with other products, the Buyer and the Stockholders’ Representative will negotiate in good faith to equitably allocate a portion of the revenue associated with such product to the components taken from the Product. When calculating the Net Revenues for the Earnout Payment, the amount of such sales in foreign currencies shall be converted into United States dollars pursuant to the foreign exchange rate used by GlobalSCAPE for its financial statements for such year. Revenue recognition shall be determined in accordance with GAAP applied on a basis consistent with Parent’s past practices.

“Net Working Capital” shall mean, the difference, positive or negative, between (a) the sum of all cash, cash equivalents, and accounts receivable of the Company and (b) the sum of all Payables, reserves against accounts receivable and issued but not processed checks, all measured as of 12:01 am on the Closing Date.

“Note” shall mean that certain Secured Promissory Note dated October 25, 2011, by the Company payable to Parent.

“Note Amount” shall mean the principal amount and all accrued interest on the Note, due and payable as of the Effective Date.

“Off-the-Shelf Software” shall mean all click-through, shrink wrap and other off-the-shelf software as such term is commonly understood, that is commercially available on a retail basis for less than $5,000 per CPU.

“Open Source Materials” shall mean all software or other material that is distributed under an Open Source License.

“Open Source License” shall mean any license falling under the Open Source Initiative’s “Open Source Definition,” the Free Software Foundations “Free Software

Definition,” or any other similar licensing or distribution model, including for example including for example the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License.

“Parent” shall have the meaning set forth in the Introduction.

“Parent Closing Payment” shall have the meaning set forth in Section 2.08(a).

“Patents” shall mean, as they exist anywhere in the world, patents, patent renewals and renewal rights, extension patents, patent applications and inventions, utility models, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations, or interferences thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn or resubmitted).

“Payables” shall mean the sum of (i) all unpaid Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax liabilities) on the face of the Balance Sheet (rather than in any notes thereto) due and owing and (ii) all amounts due and owing employees (including accrued vacation and sick pay), vendors and suppliers of the Company at the Effective Time, including the Transaction Expenses, but excluding the Note Amount.

“Paying Agent” shall mean U.S. Bank National Association, a national banking association, which shall receive the Company Closing Payment and the Parent Closing Payment at Closing on behalf of the Securities Holders and disburse such amounts to the Securities Holders as directed by the Surviving Corporation or the Stockholders’ Representative, as the case may be, in accordance with the terms of this Agreement and the Merger Consideration Calculation Statement.

“Per Common Share Earnout Amount” means the portion of the Earnout Payment payable to holders of Common Stock, Company Stock Options and Warrants divided by the number of shares of Common Stock Outstanding, excluding for this purpose shares of Series A Preferred outstanding immediately prior to the Effective Date.

“Per Series A Share Earnout Amount” shall have the meaning set forth in Section 2.06(b)(i).

“Permitted Lien” means (i) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, if the underlying obligation is not delinquent or in dispute and appropriate reserves have been set aside in accordance with GAAP; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business under which the Company is not in default and which have been included as liabilities in the Financial Statements; (iii) Liens for current Taxes not yet due and payable or which may hereafter be paid without penalty or which are being contested in good faith, and, in connection therewith, appropriate reserves have been set aside in accordance with GAAP; (iv) easements, covenants, rights-of-way and other similar restrictions or conditions of record; (v) licenses granted to end users in connection with their use of the Product granted pursuant to the Company’s standard end user license agreement; and (vi) zoning, building and other similar ordinances or restrictions imposed by applicable Laws.

“Person” (whether capitalized or not) means an individual, partnership, corporation, joint stock company, limited liability company, limited liability partnership, limited partnership, trust, unincorporated association, joint venture or other entity or Governmental Body.

“PII” shall have the meaning set forth in Section 3.27(f).

“Pre-Closing Taxes” shall have the meaning set forth in Section 12.01.

“Preliminary Adjustment Statement” shall have the meaning set forth in Section 2.06(d).

“Preliminary Post-Closing Adjustment” shall have the meaning set forth in Section 2.06(d).

“Product” shall mean the subscription services and technology currently offered by the Company under the tradename TappIn and previously offered under the tradename HomePipe, and any enhancements or modifications to such existing products and any new products covered by a claim of a Patent within the Company Intellectual Property.

“Professional Edition” shall mean a new version of TappIn to be developed after the Closing Date pursuant to the Specifications which will be marketed to the commercial market.

“Professional Edition Payment” shall have the meaning set forth in Section 2.07(a).

“Proprietary Rights Agreement” shall have the meaning set forth in Section 3.16(b).

“Quarterly Earnout Payment” shall have the meaning set forth in Section 2.07(b).

“Real Property Leases” shall have the meaning set forth in Section 3.06(c).

“Registered Intellectual Property Rights” shall mean all United States, international and foreign: (A) Patents, including applications therefor; (B) registered Trademarks, applications to register Trademarks, including intent-to-use applications, other registrations or applications related to Trademarks; (C) registrations of, and applications for the use of, Internet Assets; and (D) Copyright registrations and applications to register Copyrights.

“Releasee” or “Releasees” shall have the meaning set forth in Section 2.06(I)(i).

“Required Consents” shall have the meaning set forth in Section 8.02.

“Securities Act” means the Securities Act of 1933, as amended, and regulations issued pursuant thereto and rules promulgated thereunder.

“Securities Holders” means the Stockholders and holders of Warrants and Company Stock Options.

“Series A Per Share Cash Amount” shall have the meaning set forth in Section 2.06(b)(i).

“Series A Preferred” shall have the meaning set forth in Section 2.06(b)(i).

“Shares” shall have the meaning set forth in Section 2.06(k).

“Short Tax Period” means any Tax Period ending on the Closing Date.

“Software” shall mean, as they exist anywhere in the world, computer software programs including all source code (whether or not commented), object code, executable code, specifications, designs and documentation related thereto, definitions of files, fields of files, variables, details, parameters, compilation, linking, installation and maintenance specifications, inputs and outputs (including codes and acronyms), algorithms, program descriptions, file descriptions, formats and layouts, report descriptions and layouts, screen descriptions and layouts, graphical and non-graphical user interfaces, input documents, data elements, paper processing flowcharts, computer processing flowcharts, processing narratives, editing rules, password development and encryption or protection rules, telecommunications requirements, glossaries and manual procedures with respect to the aforesaid computer programming. Software shall also include, without limitation, derivative works, customizations, supplemental works, interim works, works in progress and all other intellectual property rights, and portions thereof, with respect to the Software, whether or not fixed in a tangible medium of expression, moral rights, with respect to all computer platforms and configurations known or unknown (e.g. PC, midrange, LAN, WAN, client, server, mini, micro, mainframe), all APIs, DLLs and other programming by which the Software integrates or communicates with other software and/or hardware, firmware or other equipment, together with all concomitant installation, technical, functional or user documentation or specifications (the “Documentation”) regardless of the media on which the Documentation is contained.

“Specifications” shall mean the specifications attached hereto as Appendix I setting forth the functionality and the look and feel for the Professional Edition of TappIn.

“Stockholders” shall mean the stockholders of the Company at the Effective Time.

“Stockholders’ Representative” shall mean Mark DiSalle or a successor appointed pursuant to Section 2.14.

“Stockholders’ Representative Account” shall mean the account established by the Stockholders’ Representative to hold undisbursed portions of the Stockholders’ Representative Fund.

“Stockholders’ Representative Fund” shall have the meaning set forth in Section 2.08(c).

“Straddle Period” shall mean any Tax period that includes but does not end on the Closing Date.

“Surviving Corporation” shall have the meaning set forth in Section 2.01.

“TappIn” shall mean the primary Product of the Company marketed under the name TappIn which consists of a secure software application that resides on a licensee’s computer, laptop and mobile device to create a secure pathway for users to access and share files from one computing device to another.

“Tax Period” shall mean any taxable year or any other period that is treated as a taxable year.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” shall mean all taxes, levies or other like assessments, charges or fees in the nature of taxes including, without limitation, income, gross receipts, excise, property, sales, license, payroll and franchise or other governmental taxes (including, without limitation, social security and other similar Taxes), imposed on the Company and/or its business activities by any Governmental Body; and such term shall include any interest, penalties or additions or other amounts payable in connection with any Taxes.

“Third Party Action” shall have the meaning set forth in Section 9.05(a).

“Third Party Software” shall have the meaning set forth in Section 3.08(n).

“Trade Secrets” shall mean, as they exist anywhere in the world, know-how, inventions, processes, procedures, databases, confidential business information, concepts, ideas, designs, research or development information, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, sketches, methods, technical data, discoveries, modifications, extensions, improvements, and other proprietary information and rights (whether or not patentable or subject to copyright, mask work, or trade secret protection).

“Trademarks” shall mean, as they exist anywhere in the world, trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof, and all goodwill related thereto, and the right to recover for past infringement thereof.

“Transaction Documents” shall have the meaning set forth in Section 3.03(a).

“Transaction Expenses” shall mean all costs and expenses due and owing by the Company (and the Stockholders, to the extent that the Company is contractually liable therefor), related in any manner to the transactions contemplated by this Agreement and the Transaction Documents.

“Transferred Employee” shall mean each employee of the Company offered employment by the Surviving Corporation effective as of the Effective Time who accepts such employment.

“Unauthorized Code” shall mean any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access; or to disable, erase, or otherwise harm or alter any computer, systems, data or other electronically stored records or files or Software (including what are sometimes referred to as “worms,” “time bombs” and/or “back doors”).

“Warrant” shall mean a warrant to purchase the Shares or any other securities of the Company.

“Warrant and Option Cash Out Amount” shall have the meaning set forth in Section 2.06(j).

1.02 Interpretation.

(a) When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) The words “hereof”, “herein”, “hereinafter” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d) The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(f) A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

ARTICLE II

THE MERGER

2.01 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time (as hereinafter defined), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease to exist and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

2.02 Closing; Closing Date; Effective Time. The consummation of the Merger and the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Jackson Walker L.L.P., 112 E. Pecan Street, Suite 2400, San Antonio, Texas 78205, on December 2, 2011 or such other date as the parties hereto agree to close following the satisfaction of the closing conditions. The date on which the Closing takes place is referred to herein as the “Closing Date.” As promptly as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or such later date or time agreed upon by GlobalSCAPE and the Company and set forth therein, being the “Effective Time”).

2.03 Effect of the Merger. As of the Effective Time, the Merger shall have the effect set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.04 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of Merger Sub and the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by law, except that the Certificate of Incorporation and the Bylaws shall be amended to reflect that the name of the Surviving Corporation shall be “TappIn, Inc.”.

2.05 Directors and Officers. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the

Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office in accordance with the Bylaws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

2.06 Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or their respective stockholders:

(a) Common Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation and each certificate that immediately prior to the Effective Time represented outstanding shares of common stock of Merger Sub shall be deemed for all purposes to represent the same number of shares of common stock of the Surviving Corporation.

(b) Per Share Merger Consideration. Subject to the adjustments, deferrals and Holdbacks described in this Agreement:

(i) Each share of the Company’s Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred”), which is issued and outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.09 and any Dissenting Shares), shall be converted into and represent the right to receive an amount in cash (the “Series A Per Share Cash Amount”) equal to (i) the Liquidation Preference Amount Per Share plus (ii) an amount equal to (A) $9,000,000, plus (B) the aggregate exercise price per share of Common Stock of each Warrant and Company Stock Option outstanding immediately prior to the Effective Time minus (C) the Liquidation Preference Amount minus (D) the Transaction Expenses minus (E) the amount of the Net Working Capital, if negative minus (F) the Note Amount plus (G) the amount of the Net Working Capital, if positive, divided by (H) the number of shares of Common Stock Outstanding immediately prior to the Effective Time (such amount set forth in this clause (ii) the “Common Stock Per Share Cash Amount”) plus (iii) at such time and to the extent it becomes distributable to the Stockholders pursuant to Section 2.07, an amount equal to the portion of the Earnout Payment payable to the holders of Series A Preferred pursuant to the terms of the Company’s Certificate of Incorporation and this Agreement divided by the number of shares of Series A Stock Outstanding immediately prior to the Effective Time (such amount set forth in this clause (iii), the “Per Series A Share Earnout Amount”), all as described in the Merger Consideration Calculation Statement.

(ii) Each share of the Company’s Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be cancelled pursuant to Section 2.09 and any Dissenting Shares) shall be converted into and represent the right to receive an amount in cash equal to the sum of (x) the Common Stock Per Share Cash Amount plus (y) the Per Common Share Earnout Amount, as described in the Merger Consideration Calculation Statement.

(c) Estimated Net Working Capital. At least two (2) Business Days prior to the Closing, the Company will estimate in good faith the Net Working Capital as of the Closing Date and will deliver to Parent a certificate setting forth such estimates (the “Closing

Certificate”). As used herein, “Estimated Net Working Capital” means the estimates of the Net Working Capital set forth in the Closing Certificate. Subject to the terms and conditions of this Agreement, at the Closing, Parent shall (a) pay and deliver the portion of the Merger Consideration to be paid at Closing equal to $9,000,000 minus the Note Amount and minus the Estimated Net Working Capital (if negative), to the Paying Agent. Subject to the terms and conditions of this Agreement (including the proviso in Section 2.08(a) permitting payment to the Company’s payroll service provider), at the Closing, the Company shall pay and deliver the portion of the Merger Consideration representing the Estimated Net Working Capital (if positive) to the Paying Agent.

(d) Post-Closing Adjustment Statement Preparation. Within sixty (60) days after the Closing Date, Parent shall cause to be prepared and delivered to Stockholders’ Representative, on behalf of all Securities Holders, an adjustment statement setting forth the amount of the Net Working Capital as of 12:01 a.m. on the Closing Date (the “Preliminary Adjustment Statement”), and Parent’s written calculation of the adjustment, if any, necessary to reconcile such amounts with the Estimated Net Working Capital (the “Preliminary Post-Closing Adjustment”). The Preliminary Adjustment Statement shall be prepared in accordance with the Company’s accounting principles, on a basis consistent with the preparation of the Closing Statement. Stockholders’ Representative shall cooperate with all reasonable requests of Parent in the preparation of the Preliminary Adjustment Statement.

(e) Adjustment Statement Review. Stockholders’ Representative shall notify Parent in writing no later than the thirtieth (30th) day after Stockholders’ Representative’s receipt of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, setting forth in such written notice Stockholders’ Representative’s objections to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment with particularity and the specific changes or adjustments which Stockholders’ Representative claims are required to be made thereto in order to conform the same to the terms of this Agreement.

(f) Adjustment Statement Dispute Resolution. If Stockholders’ Representative timely notifies Parent in accordance with paragraph (e) above of an objection by Stockholders’ Representative to the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment, and if Parent and Stockholders’ Representative are unable to resolve such dispute through good faith negotiations within fifteen (15) days after Stockholders’ Representative’s delivery of such notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved in accordance with the provisions of this Agreement by, the Seattle, Washington office of the Independent Accountants. The Independent Accountants shall determine and report in writing to Parent and Stockholders’ Representative as to the resolution of all disputed matters submitted to the Independent Accountants and the effect of such determinations on the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment within twenty (20) days after such submission or such longer period as the Independent Accountants may reasonably require, and such determinations shall be final, binding and conclusive as to Parent, Stockholders’ Representative, Stockholders and their respective Affiliates. The fees and disbursements of the Independent Accountants shall be borne by the party (i.e., Parent, on the one hand, and Stockholders’ Representative (on behalf of the Securities Holders), on the other hand) that assigned amounts to items in dispute that were, on a net basis, furthest in amount from the amount finally determined by the Independent

Accountants. The fees and disbursements of the auditors, investment bankers and other representatives of each party incurred in connection with its respective preparation or review of the Preliminary Adjustment Statement or the Preliminary Post-Closing Adjustment shall be borne by such party.

(g) Final Adjustment Statement and Post-Closing Adjustment. The Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment shall become the “Final Adjustment Statement” and the “Final Post-Closing Adjustment,” respectively, and as such shall become final, binding and conclusive upon Parent, Stockholders’ Representative, Stockholders and their respective Affiliates for all purposes of this Agreement, upon the earliest to occur of the following:

(i) the mutual acceptance by Parent and Stockholders’ Representative of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, with such changes or adjustments thereto, if any, as may be proposed by Stockholders’ Representative and consented to by Parent;

(ii) the expiration of thirty (30) days after Stockholders’ Representative’s receipt of the Preliminary Adjustment Statement and the Preliminary Post-Closing Adjustment, respectively, without timely written objection thereto by Stockholders’ Representative; or

(iii) the delivery to Parent and Stockholders’ Representative by the Independent Accountants of the report of their determination of all disputed matters submitted to them.

(h) Adjustment of Purchase Price. Upon determination of the Final Adjustment Statement:

(i) If the Net Working Capital as set forth on the Final Adjustment Statement is a less positive number than the Estimated Net Working Capital, then the Merger Consideration shall be reduced on a dollar-for-dollar basis and such difference will be paid by the Stockholders’ Representative on behalf of the Securities Holders to Parent from the Stockholder Representative Account by wire transfer of immediately available funds within ten (10) days of the adjustment becoming final

(ii) If the Net Working Capital as set forth on the Final Adjustment Statement is a more positive number than the Estimated Net Working Capital, then the Merger Consideration shall be increased on a dollar-for-dollar basis and such difference (net of any applicable Tax withholding) will be paid by Parent to the Stockholder Representative Fund for the benefit of the Securities Holders by wire transfer of immediately available funds within ten (10) days of the adjustment becoming final.

(iii) For Tax purposes, any payment by Parent or Stockholders’ Representative (on behalf of the Securities Holders) under this Agreement, shall be treated as an adjustment to the Merger Consideration, unless a contrary treatment is required by Law.

(i) Exchange of Certificates. After the Effective Time, upon surrender to the Paying Agent of a certificate representing Shares (a “Certificate”) and such other customary transmittal documents as may be required for cancellation, the holder of such Certificate shall be entitled to receive in exchange therefor the Liquidation Preference Amount Per Share, the Common Stock Per Share Cash Amount, the Per Series A Share Earnout Amount and/or the Per Common Share Earnout Amount, as the case may be in accordance with Section 2.06(b), payable with respect to the Shares (as set forth and in accordance with Section 2.06(b)) formerly represented by such Certificate and the Certificate so surrendered shall forthwith be cancelled. Payments to such a holder in accordance with this Section 2.06(i) shall be made by Parent. In the event of a transfer of ownership of Shares which is not registered in the stock ledger of the Company, such payments may be made or issued to the transferee if the Certificate representing such Shares is presented to the Surviving Corporation, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

(j) Exchange of the Warrants and Company Stock Options. The Surviving Corporation shall, to the extent permitted under the applicable agreements covering any Warrants and Company Stock Options, effective as of the Effective Time, (i) cause each outstanding Warrant and Company Stock Option, whether or not exercisable or vested, to become fully exercisable and vested, (ii) cause each Warrant and Company Stock Option that is outstanding to be cancelled, (iii) in consideration of such cancellation, the Surviving Corporation shall (subject to the proviso in Section 2.08(a) permitting payment to the Company’s payroll service provider) cause the Paying Agent or the Stockholders’ Representative (solely out of the Company Closing Payment and the Parent Closing Payment) to pay each holder of a Warrant or Company Stock Option, as the case may be, immediately prior to the Effective Time, an amount in respect of each such Warrant or Company Stock Option (x) at the Effective Time, equal to the product of (A) the excess, if any, of the Common Stock Per Share Cash Amount over the exercise price per share of Common Stock of such Warrant or Company Stock Option, as the case may be, multiplied by (B) the number of shares of Common Stock subject to such Warrant or Company Stock Option, as the case may be, as of immediately prior to its cancellation (such payment to be net of applicable withholding taxes) (all such amounts to all holders of any Warrant or Company Stock Option in the aggregate, the “Warrant and Option Cash Out Amount”) and (y) at the time of making any Earnout Payment (A) the Per Common Share Earnout Amount, multiplied by (B) the number of shares of Common Stock subject to such Warrant or Company Stock Option, as the case may be, immediately prior to its cancellation (such payment to be net of applicable withholding taxes). Holders of Warrants and Company Stock Options will be required to submit such transmittal documentation as may be reasonably requested by the Surviving Company or Parent acknowledging the cancellation of such Warrants and Company Stock Options and their acceptance of the terms and conditions of this Agreement, including the appointment of the Stockholders’ Representative and the participation in the indemnification obligations, prior to being entitled to receive the Warrant and Option Cash Out Amount. Holders of Warrants may be required to surrender their Warrant certificates and holders of Company Stock Options may be required to surrender their grant notices or stock option grant agreements for cancellation.

(k) Cancellation of Shares. Following the Effective Time, all of the shares of Common Stock and Series A Preferred Stock (collectively, the “Shares”) shall no longer be outstanding and shall cease to exist, and each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive: (i) the Series A Per Share Cash Amount and the Per Series A Share Earnout Amount in the case of shares of Series A Preferred Stock, and (ii) the Common Stock Per Share Cash Amount and the Per Common Share Earnout Amount, in the case of shares of Common Stock.

(l) Waiver and Release.

(i) By voting in favor of the Merger, and in consideration of the receipt of the portion of the Merger Consideration which such Stockholder is entitled to receive pursuant to this Agreement, each Stockholder, on behalf of himself and each of his Affiliates, hereby releases and forever discharges the Surviving Corporation, the Company and Parent, and each of their respective individual, joint or mutual, past, present, and future affiliates, stockholders, controlling persons, subsidiaries, successors and assigns (individually, a “Releasee” and collectively, “Releasees”) from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which each of the Stockholders or any of their respective Affiliates now has, have ever had or may hereafter have against the respective Releasees related in any way to the Company’s operations or their status as a Stockholder of the Company arising contemporaneously with or prior to the Closing Date; provided, however that this release does not extend to any Claim (a) for accrued benefits under employee benefit plans to which such Stockholder may be entitled or for any unpaid salary, expense reimbursement, or any similar employee-related benefits for all periods ending on or prior to the Closing Date, (b) any Claim a Stockholder currently or formerly serving as a director or officer may have in respect of any Third Party Action which is covered by D&O Insurance policies in effect prior to the Effective Time, and (c) to enforce such Stockholder’s rights under this Agreement;

(ii) Each Stockholder hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby.

(iii) Without in any way limiting any of the rights and remedies otherwise available to any Releasee, each Stockholder, severally on the basis of proceeds received and not jointly shall indemnify and hold harmless each Releasee from and against all loss, liability, claim, damage (including incidental and consequential damages) or expense (including costs of investigation and defense and reasonable attorney’s fees) whether or not involving Third Party Actions, arising directly or indirectly from, or in connection with (i) the assertion by or on behalf of the Stockholders collectively of any claim or other matter purported to be released pursuant to this Release and (ii) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of the Stockholders collectively against such third party of any claims or other matters purported to be released pursuant to this Release. The foregoing covenant does not extend to actions brought by a Stockholder or any Affiliate of such Stockholder against any Releasee with respect to any matter personal to such Stockholder or Affiliate that was purported to be released pursuant to this Release.

(iv) If any provision of this Section 2.06(l) is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Section 2.06(l) will remain in full force and effect. Any provision of this Section 2.06(l) held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

2.07 Earnout. From and after the Effective Time until December 31, 2014 (the “Earnout Period”), GlobalSCAPE shall, or shall cause the Surviving Corporation to, pay up to $8,000,000 (the “Earnout Payment”) to the Stockholders’ Representative, on behalf of the Stockholders, in the amounts set forth below:

(a) For 2012, the Stockholders and holders of Company Stock Options and Warrants immediately prior to the cancellation thereof contemplated by Section 2.06(k) shall be entitled to (i) an aggregate of $1,500,000 (the “2012 Revenue Payment”) if the aggregate of the Net Revenues earned by GlobalSCAPE (or any successor thereto) and the Surviving Corporation (or any successor thereto) (including, without limitation, from sales by licensees and distributors of each of the foregoing) from end sales of the Products for calendar year 2012 is equal to or greater than $3,000,000 and (ii) the net of $2,000,000 upon Acceptance of the Professional Edition (the “Professional Edition Payment”), minus the Holdback Amount.

(b) The first time during the Earnout Period that the aggregate of the Net Revenues earned by GlobalSCAPE and the Surviving Corporation (including, without limitation, from sales by licensees and distributors of each of the foregoing), from end sales of the Products (i) equals or exceeds $1,000,000 for two consecutive fiscal quarters of Parent, the Stockholders and holders of Company Stock Options and Warrants immediately prior to the cancellation thereof contemplated by Section 2.06(j) will be entitled to receive an aggregate of $1,500,000 (the “Quarterly Earnout Payment”) and (ii) equals or exceeds an aggregate of $10,000,000 for a period of 12 consecutive calendar months, the Stockholders and holders of Company Stock Options and Warrants will be entitled to receive an aggregate of $3,000,000 (the “LTM Earnout Payment”).

(c) Parent, in its sole discretion, may propose that up to fifty percent (50%) of the Earnout Payment, if any, shall be payable in Parent Common Stock with the balance being paid in cash; provided, however, that Parent will not issue Parent Common Stock in satisfaction of the Earnout Payment if the Stockholders’ Representative objects. If any part of the Earnout Payment is paid in Parent Common Stock, the number of shares of Parent Common Stock paid to the Stockholders under this Section 2.07(c) shall be equal to the portion of the Earnout Payment then due divided by the Market Price. All shares of Parent Common Stock so issued shall be “restricted securities” as such term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and shall be issued only to “accredited investors” (as such term is defined in Regulation D promulgated under the Securities Act). Parent and the recipient of any shares of Parent Common Stock shall execute such documents and instruments as Parent may reasonably require in connection therewith.

(d) During the Earnout Period, Parent shall provide the Stockholder Representative with a quarterly report, within forty-five (45) days after the end of each calendar quarter, setting forth a reasonably detailed calculation of Net Revenues earned by the Surviving

Corporation by month within such calendar quarter and within such calendar year. No later than 45 days following the end of each fiscal quarter of Parent during the Earnout Period, Parent shall (i) calculate Net Revenues, the amount of the 2012 Revenue Payment, the Quarterly Earnout Payment and the LTM Earnout Payment, if any, and prepare reasonably detailed statements of the calculation thereof (the “Calculation”), and (ii) deliver the Calculation to the Stockholders’ Representative on behalf of the Stockholders. The Stockholders shall have a thirty (30) day period to review the Calculation and during such period Parent, if requested, shall share its relevant supporting documentation with the Stockholders’ Representative or its professional adviser.

(e) If the Stockholders’ Representative disputes the Calculation or any portion thereof, the Stockholders’ Representative shall deliver a notice to Parent no later than thirty (30) days after delivery of the Calculation (the “Earnout Dispute Notice”). The Stockholder Representative shall set forth in detail in the Earnout Dispute Notice the basis for their disagreement with the Calculation. If the Stockholder Representative fails to deliver the Earnout Dispute Notice within the allotted time period, the Stockholder Representative, on behalf of the Stockholders, shall be deemed to have agreed to the Calculation which shall be final, conclusive and binding upon the parties. The Stockholders’ Representative will also deliver an Earnout Dispute Notice in the event of a dispute related to whether Acceptance was improperly withheld in connection with the delivery of the Professional Edition.

(f) If the Stockholder Representative disputes the Calculation within the allotted time period or disputes whether Acceptance was improperly withheld, the parties in good faith shall attempt to jointly resolve any dispute during the thirty day period following the delivery of the Earnout Dispute Notice. If Parent and the Stockholder Representative can resolve their dispute, they shall memorialize their agreement in writing and such mutually agreed upon figure(s) shall be final, conclusive and binding upon all of the parties.

(g) (i) If Parent and the Stockholders’ Representative cannot resolve a dispute involving the Calculation to their mutual satisfaction, Parent and the Stockholder Representative shall engage the Independent Accountants to determine the disputed Calculation. The costs and expenses of the Independent Accountants incurred by the parties pursuant to this Section 2.07(g)(i) shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Stockholders’ Representative. To the extent that the Independent Accountants desire the parties to this Agreement to meet in person, the parties shall choose a mutually acceptable location for such meeting. Each of Parent and the Stockholder Representative shall provide or cause their accounting professional advisers, to provide, as the case may be, the Independent Accountants such of their respective work papers or other relevant supporting documentation as may be requested by the Independent Accountants. The Independent Accountants shall be requested to complete their engagement within forty-five (45) days of being retained by Parent and the Stockholder Representative. The determination of the Independent Accountants shall be final, conclusive and binding upon the parties.

(ii) If Parent and the Stockholders’ Representative cannot resolve a dispute involving Acceptance to their mutual satisfaction, Parent and the Stockholder Representative shall engage an Independent Software Testing Firm to determine if Acceptance was improperly withheld pursuant to the Acceptance Criteria set forth in the Specifications. The costs and expenses of the Independent Software Testing Firm incurred by the parties pursuant to this Section 2.07(g)(ii) shall be borne by the party determined by the Independent Software Testing Firm to win such dispute involving Acceptance. To the extent that the Independent Software Testing Firm desires the parties to this Agreement to meet in person, the parties shall choose a mutually acceptable location for such meeting. Each of Parent and the Stockholder Representative shall act in good faith to provide the Independent Software Testing Firm access to the fully documented source code for the Professional Edition. The Independent Software Testing Firm shall be requested to complete their engagement within thirty (30) days of being retained by Parent and the Stockholder Representative. The determination of the Independent Software Testing Firm shall be final, conclusive and binding upon the parties as to whether Acceptance was wrongfully withheld.

(h) In the event of a Change of Control of Parent, Parent shall require that any successor to Parent expressly assume the obligations of Parent under this Section 2.07, and that the successor agrees to pay the Earnout Payment in the same form of consideration paid to Parent or the Stockholders of Parent in the Change of Control transaction or in cash.

(i) Parent agrees (A) to operate the business of the Surviving Corporation in good faith, and in a commercially reasonable manner including making commercially reasonable sales, marketing, product development, and customer support efforts and expenditures with respect to the Products and (B) that it will not, and will cause its Affiliates to not, intentionally take or fail to take any action with the principal purpose of causing the goals set forth in this Section 2.07 to not be satisfied. To the extent consistent with the foregoing sentence, Parent shall have sole discretion in operating the Business and the Surviving Corporation following the Closing and shall have the exclusive right to establish the terms, prices and discounts, payment terms and all other terms and conditions related to the operation of the Business and to restructure, combine or otherwise reorganize the Surviving Corporation and the Business, regardless of how its decisions affect the satisfaction of the goals set forth in this Section 2.07. Without limiting the generality of the foregoing, Parent shall not be restricted in making any commercially reasonable decision regarding its product portfolio and allocation of resources among different components of the same as a result of the obligations contained herein.

(j) The rights to the Earnout Payment are personal to each Stockholder, shall not be represented by any separate certificate or instrument, and shall not be transferable for any reason other than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(k) The payment of any portion of the Earnout Payment will be made within five (5) business days of the final determination that such portion of the Earnout Payment has been earned.

(l) Parent will be entitled to retain the Holdback Amount portion of the Professional Edition Payment as partial security for the performance of the indemnification obligations of the Stockholders and holders of the Company Stock Options and Warrants set forth in this Agreement. The Holdback Amount will be deducted from the Professional Edition Payment payable to the Stockholders and holders of the Company Stock Options and Warrants pro rata, in proportion to their ownership of Common Stock Outstanding. Promptly following the date that is fifteen (15) months following the Effective Date, any remaining portion of the Holdback Amount will be paid to the Stockholders’ Representative on behalf of the Stockholders and the holders of the Company Stock Options and Warrants, less any portion of the Holdback Amount that remains subject to a pending indemnification Claim. Promptly following final resolution of, and full payment or credit in connection with, any such pending indemnification Claim, any Holdback Amount then remaining shall be paid to the Stockholders’ Representative in the manner set forth above.

2.08 Delivery of Merger Consideration.

(a) As described in Section 2.06(c) above, subject to the terms and conditions of this Agreement, at the Closing, Parent shall pay and deliver the portion of the Merger Consideration to be paid at Closing equal to $9,000,000 minus the Note Amount and minus if negative, the Estimated Net Working Capital , which for purposes of this Section 2.08 (a), shall not include any cash or cash equivalents of the Company or plus, if positive, the Estimated Net Working Capital (the “Parent Closing Payment”) to the Paying Agent. Subject to the terms and conditions of this Agreement, at the Closing, the Company shall pay and deliver the portion of the Merger Consideration representing the cash and cash equivalents of the Company on the Closing Date to the Paying Agent (the “Company Closing Payment”); provided, however that if the cash and cash equivalents of the Company on the Closing Date are sufficient, the Company will direct the portion of such cash and cash equivalents equal to the portion of the Warrant and Option Cash Out Amount payable to Company employees be delivered to the Company’s payroll provider for processing and the balance be delivered to the Paying Agent. Subject to the adjustments described below, the Paying Agent will pay to the Securities Holders the Series A Per Share Cash Amount, the Common Stock Per Share Cash Amount and the Warrant and Option Cash Out Amount to be paid to such persons at the Closing as directed by the Stockholders’ Representative and the Surviving Corporation, as the case may be, solely out of the Company Closing Payment and the Parent Closing Payment.

(b) Deferred Preference. At the Effective Time, the Deferred Preference will be deducted from the Liquidation Preference Amount Per Share for each outstanding share of Series A Preferred Stock, reducing the amount payable to holders of Series A Preferred in connection with the Closing and (i) $275,000 of such Deferred Preference will be reallocated and paid ratably to holders of Common Stock, Company Stock Options and Warrants on the basis of ownership of Common Stock Outstanding (ignoring for this purpose shares of Series A Preferred) and (ii) $100,000 of such Deferred Preference will be reallocated and paid to Parvez Anandam. At the time the first Earnout Payment is made to the Stockholders’ Representative on behalf of the Securities Holders, the Stockholders’ Representative will deduct $275,000 ratably from the payments otherwise to be made to the holders of Common Stock, Company Stock Options and Warrants and $100,000 from the payment otherwise to be made to Parvez Anandam and will reallocate such amounts to the holders of Series A Preferred Stock.

(c) Stockholders’ Representative Fund. At the Effective Time, an amount equal to $$0.005626 shall be deducted from the Series A Per Share Cash Amount payable to holders of Series A Preferred and an amount equal to $$0.005626 shall be deducted from the Common Stock Per Share Cash Amount payable to holders of Common Stock and an amount, in aggregate,equal to $10,634 will be deducted from the Warrant and Option Cash Out Amount, and the total aggregate amount of such deducted amounts ($100,000) (the “Stockholders’ Representative Fund”) shall be deposited in the Stockholders’ Representative Account to be administered as described in Section 2.14.

2.09 Cancellation of Treasury Shares. All Shares that immediately prior to the Effective Time are owned by the Company, GlobalSCAPE or any of their respective subsidiaries, or held by the Company in its treasury, shall be cancelled and retired and shall cease to exist and no consideration shall be delivered with respect thereto; provided, that Shares held beneficially or of record by any plan, program or arrangement sponsored or maintained for the benefit of employees of the Company shall not be deemed to be held by the Company regardless of whether the Company has, directly or indirectly, the power to vote or control the disposition of such Shares.

2.10 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the execution and delivery of an affidavit of that fact by the Stockholder claiming such Certificate to be lost, stolen or destroyed and, indemnifying GlobalSCAPE and the Surviving Corporation against any Claim that may be made against GlobalSCAPE or the Surviving Corporation with respect to such Certificate, the Surviving Corporation will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the Shares represented by such Certificate, as contemplated by this Agreement.

2.11 Abandoned Property Laws. The Surviving Corporation shall not be liable to any holder of a Certificate for any cash properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.12 Stock Ledger. At the Effective Time, the stock ledger of the Company relating to Shares outstanding prior to the Effective Time shall be closed, and there shall be no further registration of transfers of such Shares thereafter on the records of the Company. At and after the Effective Time, any Certificates (other than Certificates representing Shares to be cancelled pursuant to Section 2.09 and any Dissenting Shares) presented to the Surviving Corporation for any reason shall be converted into the portion of the Merger Consideration applicable to the Shares evidenced thereby.

2.13 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by Stockholders who do not vote in favor of the Merger and who shall have perfected dissenters’ rights in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into or represent the right to receive a portion of the Merger Consideration. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s rights to appraisal of such holder’s Shares under the DGCL, such holder’s Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive, upon surrender the Certificate of Certificates evidencing such holder’s Shares as provided above, the portion of the Merger Consideration payable in respect of such holder’s Shares.

2.14 Appointment of Stockholders’ Representative.

(a) Stockholders’ Representative is hereby designated by each of the Securities Holders to serve as the representative of Securities Holders with respect to the matters set forth in this Agreement to be performed by Stockholders’ Representative. The initial Stockholders’ Representative will be Mark DiSalle. Should any Stockholders’ Representative resign or be unable to serve, Securities Holders who, immediately prior to the Closing, held more than fifty percent (50%) of the voting power of the Stock (with the Warrants and Company Stock Options being considered on an as-exercised basis) shall be entitled to designate a substitute agent to serve as a successor Stockholders’ Representative, who shall be a Stockholders’ Representative for all purposes thereafter. The appointment of any such successor shall be effective on the date of such Stockholders’ Representative’s resignation or incapacity or, if later, the date on which such successor is appointed.

(b) Each Securities Holder, by approving the Merger or delivering Certificates, letters of transmittal or other documentation demonstrating participating in the Merger, hereby irrevocably appoints Stockholders’ Representative as the agent, proxy and attorney-in-fact for such Securities Holder for all purposes of this Agreement, including the full power and authority on such Securities Holder’s behalf (i) to consummate the transactions contemplated herein and any post-Closing matters; (ii) to pay such Securities Holder’s Transaction Expenses (whether incurred on or after the date of this Agreement); (iii) to hold or disburse any funds received hereunder to such Securities Holder and each other Securities Holder; (iv) to endorse and deliver the Certificates or any certificates or instruments representing Company Stock Options and Warrants and execute such further instruments of assignment as GlobalSCAPE may reasonably request; (v) to execute and deliver on behalf of such Securities Holder, any amendment or waiver in connection with this Agreement and the other agreements or documents contemplated hereby as Stockholders’ Representative, in its sole discretion, may deem necessary or desirable; (vi) to make any objection to, defend, negotiate, waive, take no action against or settle any indemnification claims of the GlobalSCAPE Indemnity Group pursuant to this Agreement, or to pay or authorize the payment of funds to the GlobalSCAPE Indemnity Group; (vii) to review, negotiate, dispute, not dispute or approve any Net Working Capital adjustment; (viii) to make any claim on behalf of the Securities Holders Indemnified Parties; (ix) to take all other actions to be taken by or on behalf of such Securities Holder in connection herewith; (x) to do each and every act and exercise any and all rights which such Securities Holder(s) collectively are permitted or required to do or exercise under this Agreement; (xi) to prepare and distribute to each Securities Holder, any documentation necessary or desirable for the filing of income Tax Returns; and (xii) to make, execute, acknowledge and deliver this Agreement and all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, letters and other writings, and, in general, to do any and all things and to take any and all action that Stockholders’ Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement and all other agreements and documents referred to herein or therein or executed in connection herewith and therewith, including, without limitation, retaining counsel, accountants and other agents, representatives and experts, incurring fees and expenses, asserting or pursuing any Claim against GlobalSCAPE, the Company and/or any Securities Holder, defending any Claims by GlobalSCAPE or third-party Claims, consenting to, compromising or settling any such Claims, conducting negotiations with GlobalSCAPE, the Company and their respective representatives regarding such Claims, it being understood that Stockholders’ Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions. Notwithstanding anything to the contrary herein, however, Stockholders’ Representative shall not (i) have the power to take any action or actions arising out of any alleged Breach of any representation or warranty made personally by a specific Securities Holder, or (ii) be empowered to grant waivers or execute and deliver amendments to this Agreement or other agreements contemplated hereby if such waiver or amendment materially and adversely impacts holders of a particular class of equity securities, without the consent of holders of a majority of the class of securities so impacted, and GlobalSCAPE hereby acknowledges such limitations. Each Securities Holder agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of Stockholders’ Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Securities Holder. All decisions and actions by Stockholders’ Representative (to the extent authorized by this Agreement) shall be binding upon all Securities Holders, and no Securities Holder shall have the right to object, dissent, protest or otherwise contest the same; provided, however, that Stockholders’ Representative shall not take any such action where (x) any single Securities Holder would be held solely liable for any Losses (without such Securities Holder’s consent) or (y) such action materially and adversely affects the substantive rights or obligations of one Securities Holder, or group of Securities Holders, without a similar proportionate effect upon the substantive rights or obligations of all Securities Holders, unless each such disproportionately affected Securities Holder consents in writing thereto.

(c) Each Securities Holder agrees that GlobalSCAPE and the Surviving Corporation shall be entitled to rely on any action taken or omission to act by Stockholders’ Representative, on behalf of such Securities Holder (an “Authorized Action”), and that each Authorized Action shall be binding on each Securities Holder as fully as if such Securities Holder had taken such Authorized Action. GlobalSCAPE agrees, for itself and each of the Surviving Corporation, that Stockholders’ Representative, in its capacity as Stockholders’ Representative, shall have no liability to GlobalSCAPE or any of the Surviving Corporation for any Authorized Action, except to the extent that such Authorized Action is found by a final order of a court of competent jurisdiction to have constituted fraud or willful misconduct. Each Securities Holder hereby severally, for itself only and not jointly and severally, agrees to indemnify and hold harmless Stockholders’ Representative against all expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by Stockholders’ Representative in connection with any action, suit or proceeding to which Stockholders’ Representative is made a party by reason of the fact it is or was acting as Stockholders’ Representative pursuant to the terms of this Agreement and any expenses incurred by Stockholders’ Representative in connection with the performance of its duties hereunder.

(d) Stockholders’ Representative shall be entitled to an annual fee payable by the Securities Holders equal to $20,000 for each of the first two years following the Effective Date, and shall be entitled to reimbursement from the Securities Holders of all expenses incurred as Stockholders’ Representative, payable from the Stockholder’s Representative Fund to the extent available. Thereafter, no fee will be payable to Stockholders’ Representative Fund for the performance of his services but all expenses will continue to be paid from the Stockholders’ Representative Fund to the extent available and thereafter from the Securities Holders.

(e) Stockholders’ Representative shall not have, by reason of this Agreement, a fiduciary relationship in respect of any Securities Holder, except in respect of amounts received on behalf of such Securities Holder. Stockholders’ Representative shall not be liable to any Securities Holder for any action taken or omitted by it or any agent employed by it hereunder or under any other document entered into in connection herewith, except that Stockholders’ Representative shall not be relieved of any liability imposed by law for willful misconduct. Stockholders’ Representative shall not be liable to the Securities Holders for any apportionment or distribution of payments made by Stockholders’ Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Securities Holder to whom payment was due, but not made, shall be to recover from other Securities Holders any payment in excess of the amount to which they are determined to have been entitled. Stockholders’ Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither Stockholders’ Representative nor any agent employed by it shall incur any liability to any Securities Holder by virtue of the failure or refusal of Stockholders’ Representative for any reason to consummate the transactions contemplated hereby or relating to the performance of its other duties hereunder, except for actions or omissions constituting fraud or bad faith.

(f) All of the indemnities, immunities and powers granted to Stockholders’ Representative under this Agreement shall survive the Closing Date.

(g) Stockholders’ Representative shall be entitled to establish the Stockholders’ Representative Fund and related Stockholders’ Representative Account and to receive the portion of the Merger Consideration and the other amounts described in this Agreement and to pay from the Stockholders’ Account any expenses, Losses, negative Final Post-Closing Adjustment or other amounts deemed necessary or advisable by Stockholders’ Representative to accomplish the purposes of this Agreement. At such time as the Stockholders’ Representative receives a payment on behalf of the Securities Holders of any portion of the Earnout Payment, it will be entitled to deduct therefrom any amounts necessary, in the exercise of his, her or its sole discretion, necessary or advisable to retain in the Stockholders’ Representative Account to provide adequate reserves for the performance of his, her or its duties hereunder. At such time or from time to time as Stockholders’ Representative, in the exercise of its sole discretion, determines that the funds in the Stockholders’ Representative Account exceed the reserves advisable to retain in the Stockholders’ Representative Account, Stockholders’ Representative will distribute such excess funds to Securities Holders in accordance with the proportions with which the Stockholders’ Representative Fund was originally funded. If the amount remaining in the Stockholders’ Representative Account is less than the expense that would be incurred in making such distribution, Stockholders’ Representative may, in lieu of making such a distribution to Securities Holders, contribute the balance to a Tax-exempt 501(c)(3) organization of its choice.

2.15 Withholding Taxes. The Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to a Securities Holder pursuant to the Merger any stock transfer taxes and such amounts as are required under the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation and paid over to the applicable Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Warrants or Company Stock Options in respect of which such deduction and withholding was made by the Surviving Corporation, and the Surviving Corporation shall provide to the affected Securities Holder written notice of the amounts so deducted or withheld. Notwithstanding the foregoing, no amount shall be withheld or caused to be withheld from any payment made hereunder to a Securities Holder who provides the Surviving Corporation with a properly completed Internal Revenue Service Form W-9 or Substitute Form W-9, or who otherwise provides the Surviving Corporation with appropriate evidence that such Person is exempt from Federal income tax back-up withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to GlobalSCAPE as follows:

3.01 Organization, Power and Subsidiaries of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) The Company has all requisite power and authority to own, lease and operate its properties, to carry on the Business as now being conducted, to enter into this Agreement and to perform its obligations hereunder. The Company is duly qualified to do business and is in good standing in all states in which the nature of its business or the character of its properties requires it to be so qualified.

(c) The Company has no subsidiaries.

3.02 Capitalization. Schedule 3.02 sets forth for the Company (a) the number of shares of authorized capital stock of each class of its capital stock, as applicable, (b) the number of issued and outstanding shares of each class of its capital stock and (c) the name, address and number of Shares owned by all Stockholders. As of the date of this Agreement, the Stockholders set forth on Schedule 3.02 are the record and beneficial owners of the Shares, to the Company’s Knowledge, free and clear of all Liens. Except for the shares of authorized capital stock issued and outstanding as set forth on Schedule 3.02, there are no shares of capital stock or other securities of the Company issued, reserved for issuance or outstanding. All of the outstanding equity securities of the Company have been duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under the DGCL, the Certificate of Incorporation of the Company or any Contract to which the Company is a party or otherwise bound. None of the outstanding equity securities or other securities of the Company was issued in violation of the Securities Act or any applicable state securities or “blue sky” laws, rules or regulations. There are not any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Shares may vote. The Company has not granted any equity interest in the Company or any option, warrant, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements, undertakings or other rights of any kind to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in the Company except as set forth on Schedule 3.02 or (ii) obligating the Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking, except as set forth on Schedule 3.02. The Company does not own or have any Contract to acquire, directly or indirectly, any capital stock, membership interest, partnership interest or joint venture interest in, or any other security issued by, any other Person. There are no outstanding options, warrants, conversion rights, calls or commitments of any kind obligating the Company to issue, deliver or sell or cause to be issued, delivered or sold, directly or indirectly, additional shares of capital stock or any other securities convertible into or exercisable for, or evidencing the right to subscribe for any capital stock of the Company, and no authorization therefor has been given, except as set forth in Section 3.02. Schedule 3.02 sets forth a description of all outstanding Warrants and Company Stock Options as of the date hereof, including the number of Shares subject to the Warrants and Company Stock Options, the name of the grantee thereof, the date granted and the exercise price thereof. The Company does not have any outstanding commitments or obligations to repurchase, reacquire or redeem any of its outstanding capital stock or any Warrants or Company Stock Options.

3.03 Authority; Noncontravention.

(a) The Company has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. Subject to receipt of approval by the Company’s Stockholders, the execution and delivery of this Agreement and all other agreements, instruments, and documents that are contemplated by this Agreement (the “Transaction Documents”) and the performance of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate and other action on the part of the Company necessary to authorize this Agreement or to consummate the transactions contemplated hereby. When executed and delivered by the Company, this Agreement and the Transaction Documents will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

(b) The execution and delivery of this Agreement does not, and the consummation of the Merger and the other transactions contemplated by this Agreement and the Transaction Documents and compliance with the provisions of this Agreement and the Transaction Documents do not and will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company under, (i) the Certificate of Incorporation or the Bylaws of the Company, (ii) any Contract to which the Company is a party or any of their respective properties or other assets are subject or (iii) any Legal Requirement applicable to the Company or its properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a material adverse effect on the Company.

3.04 Transactions with Related Parties. Except as set forth on Schedule 3.04, since December 31, 2009, the Company has not, directly or indirectly, purchased, leased from others, or otherwise acquired any interest in any property or obtained any services from, or sold, leased, or otherwise disposed of any interest in any property or furnished any services to, or otherwise dealt with (except with respect to remuneration for services rendered as a director, officer or employee of the Company), in the ordinary course of business or otherwise, (i) any Stockholder or (ii) any Person who is an Affiliate of the Company. The Company does not owe any amount to, or have any Contract with or commitment to, any of its Affiliates (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business), and none of such Affiliates owes any amount to the Company. No part of the property or assets of any Affiliate has been used by the Company.

3.05 Brokers and Finders. Except as set forth on Schedule 3.05, the Company and its Affiliates have not employed any broker, agent, or finder or incurred any liability for any brokerage fees, agents’ commissions, or finders’ fees in connection with the transactions contemplated by this Agreement.

3.06 Title to Assets; Liens.

(a) The Company has good and marketable title to all of its assets (the “Assets”) necessary to conduct the business as currently conducted. Assets shall include, without limitation, those material Assets of the Company as are reflected in the Financial Statements and Schedule 3.06(a) lists all Assets of the Company not reflected in the Financial Statements which have a value of greater than $5,000. The Company does not own any real property.

(b) Other than any leased real or personal property, the Company is the owner of all right, title and interest in and to the Assets. There is no asset used or required in the conduct of the Business which is not included in the Assets. Schedule 3.06(b) attached hereto sets forth a summary description of all Liens other than Permitted Liens relating to the Assets, identifying the parties thereto, the rental or other payment terms, expiration date and cancellation and renewal terms thereof of any personal property owned or leased by the Company which is used by the Company in connection with the operation of the Business, together with a description of each lease, sublease, license or any other instrument under which the Company claims or holds such leasehold or other interest or right to the use thereof or pursuant to which the Company has assigned, sublet or granted any rights therein, identifying the parties thereto, the rental or other payment terms, expiration date and cancellation and renewal terms thereof. Except as set forth on Schedule 3.06(b), none of the Assets are subject to any Liens other than Permitted Liens. All of the material Assets owned, leased, or used by the Company are in good operating condition and repair, subject to ordinary wear and tear, are suitable for the purposes used, are adequate and sufficient for all current operations of the Company and are directly related to the Business.

(c) Schedule 3.06(c) attached hereto sets forth a true and complete list of all real property leases (collectively, the “Real Property Leases”) (i) to which the Company is a party and (ii) into which the Company has agreed to enter into or has an option to enter into, or into which the Company will have agreed to enter into or will have an option to enter into, as the case may be, prior to the Closing Date, in each case specifying the name of the lessor or sublessor, the lease term, the basic annual rental and other amounts paid or payable with respect thereto and any purchase options exercised or exercisable by the Company. Each of the Real Property Leases is a valid and subsisting leasehold interest of the Company free of subtenancies and other occupancy rights and each lease of personal property is a valid and subsisting leasehold interest of the Company. The Company enjoys peaceful possession under each of the Real Property Leases and each of the Real Property Leases is in good standing and in full force and effect. Neither the Company nor, to the Knowledge of the Company, any other party to any of the Real Property Leases has materially breached any of the Real Property Leases or is in material default thereunder and no material breach of or material default under any of the Real Property Leases has occurred which would prevent the exercise by the Company of any right to renew or extend such Real Property Leases. Consummation of the Merger will not result in the termination of any of the Real Property Leases, and immediately after the Closing, all of the Real Property Leases will continue in full force and effect without the imposition of any burdensome condition or other obligation on the Surviving Corporation resulting from the Merger.

3.07 Material Contracts. Set forth on Schedule 3.07 attached hereto is a complete and correct list of all of the following types of contracts and other agreements (whether written or oral, express or implied) to which the Company is a party or by which the Company or the Assets are bound:

(a) All sales agency, OEM, reseller or distributorship agreements or franchises or agreements providing for the services of an independent contractor to which the Company is a party or by which the Company is bound;

(b) All contracts, agreements, commitments or licenses relating to the Company Intellectual Property other than Off-the-Shelf Software but including contracts, agreements, commitments or licenses relating to the provision of access to or licenses of the Products;

(c) All loan agreements, indentures, mortgages, pledges, conditional sale or title retention agreements, security agreements, equipment obligations, guaranties, leases or lease purchase agreements to which the Company is a party or by which the Company is bound;

(d) All contracts, agreements and commitments, whether or not fully performed, in respect of the issuance, sale or transfer of the capital stock, bonds or other securities of the Company or pursuant to which the Company has acquired any substantial portion of the Business or the Assets;

(e) All contracts, agreements, commitments, or other understandings or arrangements to which the Company is a party or by which the Company or any of its property is bound or affected, but excluding (i) purchase and sales orders and commitments made in the ordinary course of business involving payments or receipts by the Company of less than $5,000 in any single case but not more than $50,000 in the aggregate, (ii) contracts entered into in the ordinary course of business and involving payments or receipts by the Company of less than $5,000 in the case of any single contract but not more than $50,000 in the aggregate and (iii) contracts entered into in the ordinary course of business that are terminable by the Company on 30 days’ notice without any penalty or consideration and involving payments or receipts by the Company of less than $10,000 in the case of any single contract but not more than $50,000 in the aggregate;

(f) All collective bargaining agreements, employment and consulting agreements, executive compensation plans, bonus plans, deferred compensation agreements, employee pension plans or retirement plans, employee stock options or stock purchase plans and group life, health and accident insurance and other employee benefit plans, agreements, arrangements or commitments, whether or not legally binding including, without limitation, all Employee Programs and any associated contracts or agreements and any holiday, vacation and other bonus practices, to which the Company is a party or is bound or which relate to the operation of the Business;

(g) All contracts and other agreements for sale of any of the Assets or for the grant to any Person of any preferential rights to purchase any of the Assets;

(h) All joint venture, partnership and alliance agreements;

(i) All confidentiality or non-disclosure agreements;

(j) All joint development or software consultant agreements;

(k) All contracts (i) containing any so-called “most favored nation” provisions or any similar provision requiring the Company to offer a third party terms or concessions at least as favorable as offered to one or more other parties or (ii) containing any so-called “change of control” provisions;

(l) All contracts and other agreements with clients, customers or any other Person for the sharing of fees, the rebating of charges or purchase price or other similar arrangements;

(m) All contracts and other agreements containing covenants of the Company or any Affiliate of the Company pertaining to the right to compete or not compete in any line of business or similarly restricting its ability to conduct business with any Person or in any geographical area or covenants of any Person not to compete with the Company in any line of business or restricting its ability to conduct business or in any geographical area;

(n) All Real Property Leases and personal property leases;

(o) All contracts for the development of Software;

(p) All contracts with Development Personnel referred to in Section 3.08(e);

(q) All contracts that grant joint ownership rights to the Company and any other Person as to any Intellectual Property; and

(r) All contracts that grant any current or executory rights in any source code for Software to any Person.

Except as provided in Schedule 3.07, all of the contracts, agreements, non-competition agreements, non-disclosure agreements, leases, licenses and commitments required to be listed on Schedule 3.07 attached hereto (the “Material Contracts”), are valid and binding against the Company, enforceable against the Company in accordance with their respective terms, in full force and effect and are not subject to termination or modification by any other party thereto as a result of the consummation of the Merger. Except as disclosed in Schedule 3.07 attached hereto, (i) none of the Material Contracts have been amended, modified or altered in any manner, (ii) there is not under any of the Material Contracts any existing material breach or default (or condition or event that with the expiration of any applicable grace period or the giving of notice would constitute a material breach or default) or other condition that would result in a right to accelerate or loss of rights, (iii) no oral or written notice of termination or indication of any intention to terminate has been given by any party to any of the Material Contracts and (iv) the Company is not providing any additional products or services, without charge, to any customer covered by any of the Material Contracts. Accurate and complete copies of all of the Material Contracts (together with any and all amendments thereto) have been delivered to GlobalSCAPE.

3.08 Intellectual Property.

(a) Except as set forth in Schedule 3.08(a), all of the Company Intellectual Property and related Intellectual Property Rights owned by the Company are free and clear of all Liens, other than Permitted Liens and the Company has the rights consistent with the rights arising in such Intellectual Property and Intellectual Property Rights under applicable law to use, make, prepare derivative works from, publicly display, publicly perform, reproduce, distribute, have made, sell, offer to sell, import, license, sublicense and otherwise exploit such Company Intellectual Property and Intellectual Property Rights owned by the Company and refrain from undertaking any of the foregoing activities, without payment due or accruing after the Effective Time to any Person (excepting payments for maintenance of Registered Intellectual Property Rights). With respect to Company Intellectual Property and related Intellectual Property Rights licensed to the Company by third parties under IP Licenses, the Company has all rights pursuant to the IP Licenses (to the extent such rights are granted by the terms of such IP Licenses and subject to the applicable license terms and restrictions) to use, make, prepare derivative works from, publicly display, publicly perform, reproduce, distribute, have made, sell, offer to sell, import, license, sublicense and otherwise exploit such Company Intellectual Property and Intellectual Property Rights and refrain from undertaking any of the foregoing activities, in the manner in which such Intellectual Property and the related Intellectual Property Rights have been employed by the Company and without payment due or accruing after the Effective Time to any Person except as set forth in Schedule 3.08(a). Upon consummation of the Merger, the Surviving Corporation will own the Company Intellectual Property owned by the Company and related Intellectual Property Rights described in the first sentence of this Section 3.08(a), free and clear of all Liens, and will have the rights consistent with the rights arising in such Intellectual Property under applicable law to use, make, prepare derivative works from, publicly display, publicly perform, reproduce, distribute, have made, sell, offer to sell, import, license, sublicense and otherwise exploit such Company Intellectual Property and the related Intellectual Property Rights and refrain from undertaking any of the foregoing activities, without payment due or accruing after the Effective Time to any Person (excepting payments for maintenance of Registered Intellectual Property Rights). Upon consummation of the Merger, subject to the Surviving Corporation paying applicable license fees and royalties set forth in the agreements set forth on Schedule Schedule 3.08(n) and obtaining the Required Consents at the Closing, the Surviving Corporation will have the necessary rights pursuant to the IP Licenses described in the second sentence of this Section3.08(a)(to the extent such rights are granted by the terms of such IP Licenses and subject to the applicable license terms and restrictions) to use, make, prepare derivative works from, publicly display, publicly perform, reproduce, distribute, have made, sell, offer to sell, import, license, sublicense and otherwise exploit such Company Intellectual Property and refrain from undertaking any of the foregoing activities, without payment due or accruing after the Effective Time to any Person except as set forth in Schedule 3.08(a).

(b) Schedule 3.08(b) sets forth all registrations, issuances, filings and applications for any Registered Intellectual Property Rights held by the Company and filed by the Company in the five (5) year period prior to the date hereof, specifying as to each item, as applicable: the nature of the item, including the title; the owner of the item; the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and the issuance, registration, or application numbers and dates.

(c) Schedule 3.08(c) sets forth all IP Licenses that grant rights in or to the Company Intellectual Property and under which the Company is a (i) licensee or (ii) licensor, distributor or reseller (other than, with respect to IP Licenses where the Company is the licensee, IP Licenses for Off-the-Shelf Software and other third party Intellectual Property that is otherwise commercially available). The Company has substantially performed all material and accrued obligations imposed on it pursuant to such IP Licenses. The Company has made all payments required under all, and has not breached any, such IP Licenses and, to the knowledge of the Company, there is not any other party thereto, in breach of, or default thereunder, nor to the knowledge of the Company is there any event that with notice or lapse of time or both would constitute a default thereunder. All such IP Licenses are valid, enforceable, and in full force and effect. Subject to the Required Consents and except as set forth in Schedule 3.08(c), (i) such IP Licenses will continue to be valid, enforceable and in full force and effect immediately following the Closing in accordance with their respective terms and (ii) the transactions contemplated hereby and by the Transaction Documents will not result in the termination of, or otherwise require the consent of any party to, any such IP License.

(d) All of the Company’s rights in the Company Intellectual Property owned by the Company, including all related Intellectual Property Rights, are valid and enforceable. The Company has taken all commercially reasonable actions necessary to maintain and protect each item of the Company Intellectual Property, including the Intellectual Property Rights, owned or purported to be owned by the Company. The Company has taken all commercially reasonable precautions under the circumstances to protect the secrecy and confidentiality and value of its Trade Secrets and the proprietary nature and value of the Company Intellectual Property and related Intellectual Property Rights owned by the Company. None of the Company’s Trade Secrets, the value of which is contingent upon maintenance of confidentiality thereof, has been disclosed to any employee, representative or agent of the Company or, to the knowledge of the Company, any other Person not obligated to maintain such Trade Secret in confidence pursuant to a confidentiality agreement or understanding entered into with the Company, except as required by the applicable patent office pursuant to the filing of a patent application by the Company.

(e) Each present or past employee, officer, stockholder, director, consultant or any other Person (collectively, the “Development Personnel”) who developed any part of any Product exclusively developed, owned and distributed by the Company, or any Company Intellectual Property that is owned by the Company and is part of such Product has executed a valid and enforceable agreement with the Company that is substantially in the form of the Company’s standard employee inventions assignment agreement, a copy of which is attached on Schedule 3.08(e) or another agreement that assigns or licenses to the Company such Development Personnel’s rights in and to such Company Intellectual Property. None of the Development Personnel has made to the Company any written Claim nor, to the Company’s Knowledge, any other Claim of ownership or moral rights (including, without limitation, Copyrights or rights to obtain Patents) regarding such Company Intellectual Property.

(f) To the knowledge of the Company, no former employer of any employees of the Company has made a Claim against such employee or the Company that such employee or the Company is utilizing or infringing upon Intellectual Property or Intellectual Property Rights of such former employer.

(g) [Intentionally Omitted]

(h) None of the Company Intellectual Property created and owned by the Company or whose ownership has been purchased, by corporate merger, asset acquisition or otherwise, by the Company that constitutes products or services owned and used, developed, sold, licensed, imported and otherwise exploited by the Company infringes upon or otherwise violates any Intellectual Property Rights of any Person. To the knowledge of the Company, none of the Company Intellectual Property licensed by the Company pursuant to IP Licenses that constitutes products or services owned and used, developed, sold, licensed, imported and otherwise exploited by the Company infringes upon or otherwise violates any Intellectual Property Rights of any Person. To the knowledge of the Company, no Person is infringing upon or otherwise violating the Company Intellectual Property or Intellectual Property Rights owned by the Company.

(i) There are no Claims pending with respect to which the Company has received any written notice, or, to the knowledge of the Company, threatened, (i) contesting the right of the Company to use, copy, distribute, prepare derivative works, make, have made, sell, offer to sell, import, license, sublicense or otherwise exploit any of the Company Intellectual Property owned by the Company that is included in Company’s products or services currently made, had made, sold, offered for sale, licensed, imported or made available to any person or used or otherwise exploited by the Company or (ii) opposing or attempting to cancel or invalidate any of the Company’s rights in or to any such Company Intellectual Property, including Intellectual Property Rights.

(j) [Intentionally Omitted]

(k) Except as provided in Schedule 3.08(k), no Products developed, owned and distributed by the Company incorporate any Open Source Materials or are subject to an Open Source License. Schedule 3.08(k) generally describes the manner in which such Open Source Materials were used including whether (and, if so, how) the Open Source Materials were modified or distributed by the Company). Except as expressly provided in Schedule 3.08(k), the Company has not (a) incorporated Open Source Materials into, or combined Open Source Materials with, such Products, (b) distributed Open Source Materials in conjunction with and as part of any such Products, or (c) used Open Source Materials in such Products in any manner that grants, or purports to grant, to any third party, any rights or immunities to the Company Intellectual Property or related Intellectual Property Rights, including requiring the Products or any portion thereof to be released under or encumbered by an Open Source License or prohibiting the Products from being released as closed-source proprietary software or otherwise requires, as a condition of use, modification or distribution of such Open Source Materials that software developed, commercially licensed or owned by the Company incorporated into, derived from or distributed with such Open Source Materials be (i) disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, or (iii) be redistributable at no charge.

(l) Except as set forth on Schedule 3.07(m), the Company is not bound by any non-competition or similar agreement that would be binding upon the Surviving Corporation after completion of the transactions contemplated by this Agreement and the Transaction Documents.

(m) All Software comprising a part of the Company Intellectual Property and constituting a Product currently sold or licensed or service provided by the Company is listed on Schedule 3.08(m) . Such Software performs in substantial conformance with its concomitant standard user and technical documentation (as distributed by the Company with such Software), and the Company has made available to Parent the complete, most current bug list and enhancement list for such Software. To the knowledge of the Company, no Claims have been made with respect to such Software under any insurance coverage maintained by the Company including errors and omissions insurance. The Products developed, owned and distributed by the Company do not at the time of delivery by the Company contain any Unauthorized Code.

(n) Schedule 3.08(n) lists all material software of others (“Third Party Software”) that is necessary for any Software comprising a part of the Company Intellectual Property and constituting a Product currently sold by the Company to perform in accordance with its standard documentation (as distributed by the Company with such Software), including any Open Source Materials.

(o) No copies of the source code for Software comprising a part of the Company Intellectual Property and constituting a Product or utilized in performing a service of the Company have been provided by the Company or, to the Company’s Knowledge, any employee or other person or party having access to the source code, to any Person except in connection with a standard escrow arrangement. Schedule 3.08(o) lists all such escrow arrangements to which the Company is a party. The Company has not licensed any Person to use any Trademark of the Company except for rights to use the same granted to distributors, Companies, sales agents and other Persons in connection with the licensing, marketing and/or distribution of such Software and/or other Products or services of the Company.

(p) The Company has made available to GlobalSCAPE: (i) a record or copy of the substance of all material, written Claims from any customer regarding the defective performance of any Products developed, owned and distributed by the Company which have been received by the Company from January 1, 2008 through Closing, including regarding, (a) any safeguarding of confidential information, including information about the files stored on any device or the scope of access granted as a result of the use of any such Product and (ii) the complete, most current bug list and enhancement list for all such Products.

(q) The Company is not a party to any written Contract whereby an absolute or contingent right to purchase, obtain or acquire ownership of the Company Intellectual Property owned by the Company, or to the Intellectual Property Rights in such Company Intellectual Property, has been granted by the Company to any Person.

(r) Subject to the Required Consents, the Company is not, as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and the Transaction Documents, and will not be, in violation of any agreement to which the Company is a party relating to any Company Intellectual Property or the related Intellectual Property Rights.

3.09 Litigation. Except as set forth on Schedule 3.09 attached hereto, there are no (i) Claims commenced, pending or, to the Company’s knowledge, threatened against the Company, or any of its Affiliates, or any Basis for any such Claims, or (ii) orders, decrees, or rulings of any court or administrative agency to which the Company or any of its Affiliates is a party or is bound, and the Company is not in default in respect of any such order, decree or ruling.

3.10 No Conflict with Other Instruments.

Except as set forth on Schedule 3.10 attached hereto, neither the execution and delivery of this Agreement nor the consummation or performance of any of the transactions contemplated hereby and by the Transaction Documents will, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with, or result in a violation of (i) any provision of the organizational documents of the Company; or (ii) any resolution adopted by the Board of Directors of the Company;

(b) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated hereby or to exercise any remedy or obtain any relief under, any Legal Requirement or any order issued by any Governmental Body to which the Company may be subject;

(c) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any governmental authorization that is held by the Company or that otherwise relates to the Company;

(d) cause the Company, the Surviving Corporation and/or GlobalSCAPE to become subject to, or to become liable for the payment of, any Taxes;

(e) cause any of the Assets owned by the Company to be reassessed or revalued by any taxing authority or other Governmental Body;

(f) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any of the Material Contracts; or

(g) result in the imposition or creation of any Lien upon or with respect to any of the Assets.

3.11 Compliance with Applicable Laws. The Company is in material compliance with all applicable Legal Requirements, including any Legal Requirement including Environmental, Health and Safety Laws and the sending of commercial e-mail and similar electronic messages. The Company has all material licenses, permits, or other authorizations of all Governmental Bodies required to conduct the Business and own and operate the Assets.

3.12 Insurance. Schedule 3.12 attached hereto sets forth a list of all fire, theft, casualty, liability and other insurance policies insuring the Company or its properties or interests therein since January 1, 2008, specifying with respect to each such policy the name of the insurer, the risk insured against, the limits of coverage, the deductible amount (if any), the premium rate and the date through which coverage will continue by virtue of premiums already paid. Such insurance policies were placed with reputable insurers and are sufficient to protect the Company against the types of liabilities reasonably anticipated in the context of the Company’s size and Business, and all premiums due on such policies have been paid in full as of the date hereof. All such policies are in the name of the Company and will not be affected by, terminated or lapse by reason of the transactions contemplated by this Agreement unless otherwise indicated on Schedule 3.12. The Company has not received notice of cancellation or termination of any such policy, nor has the Company been denied or had revoked or rescinded any insurance policy and the Company has complied with the provisions of all such policies. Schedule 3.12 attached hereto sets forth a list of all Claims, notice of which was submitted to any insurer pursuant to any insurance policy since January 1, 2008. The Company has heretofore delivered to GlobalSCAPE accurate and complete copies of such policies. The Company has made available to GlobalSCAPE all files and other information known to the Company with respect to any material Claims made or threatened against the Company during the period beginning January 1, 2008, regardless of whether covered by insurance and regardless of whether notice thereof was submitted to any insurer. Except as indicated on Schedule 3.12 attached hereto, all of such policies are “occurrence” policies and are not “claims made” policies. There are no material uninsured or uninsurable risks related to the Company.

3.13 Financial Statements. The Company has delivered to GlobalSCAPE (i) the unaudited balance sheet of the Company (the “Balance Sheet”) as of October 31, 2011 (the “Balance Sheet Date”) and the related unaudited statements of income, retained earnings and cash flows for the ten month period ended on the Balance Sheet Date (the “Financial Statements”). All of the Financial Statements have been prepared from the Company’s books and records and are true, accurate, correct and complete in all material respects and present fairly the financial position of the Company as of the dates thereof and the results of its operations for the periods then ended. All material Assets of the Company are reflected in the Financial Statements.

3.14 No Undisclosed Liabilities. The Company does not have any outstanding claims, liabilities, obligations or indebtedness, whether direct, accrued, absolute, contingent or otherwise, and whether due or to become due, except as set forth in the Financial Statements or referred to in the footnotes thereto, other than liabilities incurred subsequent to the Balance Sheet Date in the ordinary course of business not involving borrowings by the Company or as set forth in Schedule 3.14. There is no Basis for the assertion against the Company of any material debt, liability or obligation other than in the ordinary course of business. The Company is not in default in respect to the terms or conditions of any indebtedness, nor is the Company aware of any facts which, with the passage of time, would result in any such material default.

3.15 Taxes.

(a) The Company has completed and filed on or before the due dates thereof or within applicable extension periods all Tax Returns required to be filed, and such returns are true and correct in all material respects. The Company has paid in full all Taxes due and owing by the Company, except for Taxes being contested in good faith and for which adequate reserves have been established on the Company’s books and records. The Company has heretofore delivered to GlobalSCAPE copies of, and Schedule 3.15 attached hereto contains a complete and correct list of, all Tax Returns relating to federal and state income or franchise taxes filed for the five Tax Periods preceding the Closing Date.

(b) Except as set forth on Schedule 3.15 attached hereto, there have been no audits of the Company’s Tax Returns, there are no pending tax audits of any Tax Returns of the Company, and no material unresolved claims by any Governmental Body concerning any liability of the Company for Taxes exist. Except as set forth on Schedule 3.15, there is no pending or threatened action or proceeding, assessment or collection of Taxes by any Governmental Body relating to the business of the Company. Except as described on Schedule 3.15, the Company has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes of the Company or for which the Company may be liable (other than by reason of filing an automatic extension of time to file a Tax Return).

(c) Except as set forth in Schedule 3.15, with respect to the Company, (i) no Tax Liens exist for any Taxes upon any of the property or assets of the Company, other than Liens for Taxes not yet due or for Taxes being contested in good faith and for which adequate reserves have been established on the Company’s books and records; (ii) the unpaid Taxes of the Company did not, as of the Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Balance Sheet and will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with past custom and practice of the Company in filing its Tax Returns; (iii) the Company has not incurred, nor does it anticipate that it will incur, any material Tax liability or obligations, whether direct or indirect, from and after the Balance Sheet Date through the Effective Time, other than Taxes incurred in the ordinary course of business and consistent with past custom and practice; (iv) the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Company employee, creditor, or other third party and has paid all Taxes required to have been collected and paid in connection with any amounts received from any customer or third party; (v) the Company is not a party to any Tax sharing agreement or any other Contract relating to the sharing or payment of any such Taxes with any Person (other than customary Contracts with customers, vendors, lessors and other third parties entered into in the ordinary course of business); (vi) the Company has not agreed to nor is required to make any adjustments or changes to its accounting methods pursuant to Section 481 of the Code, and no Governmental Body has proposed in writing any such adjustments or changes in its accounting methods; (vii) no written claim has ever been made by any Governmental Body in a jurisdiction in which the Company does not file Tax Returns, that the Company is or may be subject to taxation by that jurisdiction; (viii) the Company has not incurred any obligation to make, or possibly make, and neither the execution and delivery of this Agreement or any other agreement to which Company is a party nor the consummation of the transactions contemplated hereby or thereby will cause the Company to make, any payments either alone or in conjunction with any other payments that shall be non-deductible under, or would otherwise constitute an “excess parachute payment” within the meaning of, Section 280G of the Code (or any corresponding provision of state, local or foreign income Tax law); and (ix) such Company has not been a member of an affiliated group (as defined in Code section 1504(a)) filing a consolidated federal income Tax Return or is liable for the Taxes of another Person under Treasury Regulation 1.1502-6, as a transferee or successor.

3.16 Labor and Employment Contracts.

(a) Schedule 3.16 attached hereto contains a complete and correct list of each of the employees of the Company (“Employees”), including each Employee’s job title; current compensation paid or payable and any change in compensation since January 1, 2011; vacation and sick pay accrued; and service credited for purposes of vesting and eligibility to participate under the Company’s employee benefit plans. Schedule 3.16 attached hereto contains a complete and correct list of all agreements and understandings, whether written or oral, between the Company and any of its officers, Employees or agents. The Company has previously delivered to GlobalSCAPE a true and correct copy of the most recent performance evaluation of each of the Employees.

(b) No Employee of the Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, between such employee or director and any other Person (“Proprietary Rights Agreement”) that adversely affects (i) the performance of his duties as an employee of the Company, or (ii) the ability of the Company to conduct its business, including any Proprietary Rights Agreement with the Company by any such Employee. No officer or other key employee of the Company has notified the Company or its Board of Directors or any officer of the Company that he or she intends to terminate his or her employment with the Company.

(c) Schedule 3.16 attached hereto also contains a complete and correct list of the following information for each retired Employee or director of the Company, or their dependents, receiving benefits or scheduled to receive benefits in the future: name, pension benefit, pension option election, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

3.17 Labor Relations; Compliance. The Company has not been and is not a party to any collective bargaining or other labor contract since its inception. Since December 31, 2010, there has not been, there is not presently pending or existing, and there is not threatened, (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any Claim against or affecting the Company relating to the alleged violation of any Legal Requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Body, organizational activity, or other labor or employment dispute against or affecting the Company or its premises, or (c) any application for certification of a collective bargaining agent. No event has occurred or circumstance exists that would reasonably be expected to provide the Basis for any work stoppage or other labor dispute. There is no lockout of any employees by the Company, and no such action is contemplated by the Company. The Company has complied in all material respects with all Legal Requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar Taxes, occupational safety and health, and plant closing. The Company has not been found liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing Legal Requirements.

3.18 Books and Records. The Company maintains accurate books and records reflecting its Assets and liabilities and maintains proper and adequate internal accounting controls and disclosure controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability for the Company’s material Assets; (iii) access to the Company’s material Assets is permitted only in accordance with management’s authorization; (iv) the reporting of the Company’s material Assets is compared with existing assets at regular intervals; (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis; and (vi) material events related to the Business are timely communicated to executive management. The minute books of the Company contain accurate and complete records of all meetings held of, and corporate action taken by, the Stockholders, Board of Directors, and committees of the Board of Directors of the Company, and no meeting of any such Stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

3.19 Disclosures to Third Parties. Neither the Company, nor any of its brokers, representatives, accountants, attorneys or agents, has disclosed any customer lists, trade secrets or other confidential information to any Person other than GlobalSCAPE other than disclosures governed by a non-disclosure or confidentiality agreement with the receiving party all of which are set forth on Schedule 3.19.

3.20 Product Warranties. Each Product licensed, sold, leased or delivered, and each service performed, by the Company has been in material conformity with all applicable Legal Requirements and contractual commitments or policies and all express, implied or statutory warranties, and the Company has no Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against any of them giving rise to any Liability) for: the replacement or repair of any Product, the substandard performance of any Product or adequacy of any Product, or other damages in connection with the Product or services provided by the Company, subject only to the reserve for product and service warranty claims set forth on the face of the Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company. No Product sold, licensed, leased or delivered, or service performed, by the Company is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale, license, lease, service or performance. Schedule 3.20 includes copies of the Company’s standard terms and conditions of sale, license, lease, service or performance (containing applicable guaranty, warranty and indemnity provisions). The Company has not agreed to become and the Company is not otherwise responsible for consequential damages and has not made any express warranties to third parties with respect to any Products or services rendered by the Company. There are no warranties (express or implied) outstanding with respect to any Products or services other than such implied by law pursuant to Sections 2-312 and 2-314 of the Uniform Commercial Code. All Products work in all material respects in accordance with their specifications, are in substantial compliance with their documentation and comply in all material respects with all Legal Requirements. The Company has made available to GlobalSCAPE the complete, most current bug list and enhancement list for the Software.

3.21 Absence of Changes. Except as set forth in Schedule 3.21 attached hereto, since December 31, 2010, the Company has conducted the Business only in the ordinary course consistent with prior practice and has not:

(a) incurred any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, except current liabilities for trade or business obligations incurred in connection with the purchase of goods or services in the ordinary course of business consistent with prior practice, none of which liabilities, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company;

(b) mortgaged, pledged or subjected to any Liens or other encumbrance any property, business or Assets, tangible or intangible, owned or used by the Company;

(c) sold, transferred, leased to others or otherwise disposed of any material portion of the Assets, except for inventory sold or rented in the ordinary course of business, or cancelled or compromised any debt or Claim, or waived or released any right of substantial value;

(d) received any notice of termination of any Contract or suffered any damage, destruction or loss (whether or not covered by insurance) that has had or would have, individually or in the aggregate, a material adverse effect on the Company;

(e) transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any Intellectual Property, or modified any existing rights with respect thereto;

(f) adopted or amended any Employee Program, made any change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, or paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, incentive, retention or other compensation, retirement, welfare, fringe or severance benefit or vacation pay, to or in respect of any member, director, officer, employee, salesman, distributor or agent of the Company;

(g) written down the value of any inventory or written off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business charged to applicable reserves, none of which individually or in the aggregate is material to the Company;

(h) failed to replenish inventories and supplies in a normal and customary manner consistent with its past practice or made any purchase commitment in excess of the normal, ordinary and usual requirements of the Company or made any change in its selling, renting, pricing, advertising or personnel practices inconsistent with its past practice;

(i) entered into any transaction, Contract or commitment other than in the ordinary course of business or paid or agreed to pay any legal, accounting, brokerage, finder’s fee, taxes or other expenses, or incurred any severance pay obligations other than by reason of this Agreement or the transactions contemplated hereby;

(j) made any change in any method of accounting or auditing practice;

(k) instituted, settled, or agreed to settle any Claim;

(l) failed to pay any accounts or notes payable or any other obligations when due;

(m) issued any equity interests, declared or paid any distribution on equity interests (not including bonuses) or entered into any agreement or understanding to do or engage in any of the foregoing actions;

(n) suffered any change, event or condition that, in any case or in the aggregate, has had or is reasonably expected to have a materially adverse effect on the Company’s condition (financial or otherwise), Assets, liabilities or operations; or

(o) taken any action or omitted to take any action that would result in the occurrence of any of the foregoing.

3.22 Customers. Schedule 3.22 attached hereto sets forth (a) the names and addresses of all customers and distributors of the Company that ordered goods and services from the Company with an aggregate value for each such customer of $5,000 or more during the twelve-month period ended October 31, 2011 and (b) the amount for which each such customer or distributor was invoiced during such period. The Company has not received any notice and does not have any reason to believe that any significant customer or distributor of the Company (i) has ceased, or will cease, to use the products, goods or services of the Company, (ii) has substantially reduced or will substantially reduce, the use of products, goods or services of the Company, or (iii) has sought, or is seeking, to reduce the price it will pay for products, goods or services of the Company, including in each case after the consummation of the transactions contemplated hereby. No customer or distributor of the Company described in clause (a) of the first sentence of this Section 3.22 has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement. The Company has not engaged in any “channel stuffing” with any customer or similar practices that have the effect of accelerating revenue from a customer into a current period which will cause a significant reduction of revenue in a future period.

3.23 Environmental Matters. Without limiting the generality of Section 3.11, (i) to the knowledge of the Company, the Company and its properties are in material compliance with all, and the Company has no liability under, any applicable Environmental, Health and Safety Laws; (ii) the Company has timely filed all required reports, obtained all required approvals and permits and generated and maintained all required data, documentation and records under any applicable Environmental, Health and Safety Laws; (iii) apart from chemicals used in janitorial services, neither the Company nor anyone acting on its behalf in the course of so acting, has generated, stored, released, manufactured, processed, treated, transported or disposed of any Hazardous Materials on, beneath or about any premises owned or used by the Company at any time; (iv) the Company has not caused and is not aware of any release or threat of release of any Hazardous Materials on, beneath or about any premises owned or used by the Company at any time except in material compliance with all applicable Environmental, Health and Safety Laws; and (v) the Company has not received any written notice advising it that it is or may be responsible, or potentially responsible, for clean up costs with respect to a release or threatened release of any Hazardous Materials.

3.24 Employee Benefit Programs.

(a) Schedule 3.24 attached hereto sets forth a complete and correct list of every Employee Program The Company made available to Parent, with respect to each Employee Program (to the extent applicable thereto), copies of: (i) the Employee Program document, as currently in effect, or, if such Employee Program is not in writing, a written description of such Employee Program as currently in effect; (ii) the last three annual reports (Form 5500 series) filed with respect to such Employee Program; (iii) the most recent summary plan description, if any, and all summaries of material modifications related thereto, distributed with respect to such Employee Program; and (iv) all material contracts relating to such Employee Program, including all trust agreements, group annuity contracts and insurance contracts.

(b) Except as set forth in Schedule 3.24 attached hereto, each Employee Program that is to qualify under Section 401(a) or 501(c)(9) of the Code, has either (i) received a favorable determination or approval letter from the IRS regarding its qualification under such section within the applicable remedial amendment period (or has a timely filed request for such a letter pending with the IRS or has a period of time remaining in which to file such a request with the IRS) (ii) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. To the knowledge of the Company, no event or omission has occurred that would cause any such Employee Program to lose its qualification under the applicable Code section.

(c) Except as set forth in Schedule 3.24 attached hereto, there has not been a material failure of any party to substantially comply with any laws applicable with respect to any Employee Program (and each related trust insurance contract or fund), and each Employee Program (and each related trust, insurance contract or fund) has been administered or operated substantially in accordance within the terms of the applicable controlling documents. With respect to any Employee Program, neither the Company nor, to the knowledge of the Company, “prohibited transaction,” as defined in Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, or breach of any duty under ERISA or other applicable law, in either case, which could reasonably be expected to result in a material liability to the Company. Except as set forth in Schedule 3.24 attached hereto, no Claim or other proceeding (other than those relating to routine Claims for benefits, appeals of such Claims and qualified domestic relations orders) is pending or, to the knowledge of the Company, threatened with respect to any Employee Program.

(d) Neither the Company nor any of its affiliates has, during the last six years, maintained a “defined benefit plan” (as defined in Section 3(35) of ERISA or other plan subject to Title IV of ERISA or the minimum fund requirements of Section 412 of the Code. Except as set forth in Schedule 3.24 attached hereto, all material payments and/or material contributions required to have been made (under the provisions of any agreements or other governing documents or applicable law) with respect to all Employee Programs (including, without limitation, payment of any premiums), either have been made or have been accrued to the extent required by GAAP. Neither the Company nor any of its affiliates has, during the last six years, maintained a “multiemployer plan” within the meaning of ERISA Section 3(37). None of the Employee Programs provides health care or any other non-pension benefits to any employees after their employment was terminated (other than as required by applicable law, including, without limitation, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or any other health benefits law) or has ever promised to provide such post-termination benefits. There are no promised increases in benefits under any Employee Program (other than as required by applicable law or in accordance with past practice or in the ordinary course of business), nor are there any obligations, commitments or understandings to continue any benefits under such Employee Program, except as required by applicable law, including, without limitation, COBRA. Each Employee Program may be modified, amended, or terminated by the Company at any time, subject to any advance notice requirements specified therein. Subject to any advance notice requirements specified therein, each Employee Program may be terminated by the Company or its affiliate without material liability or obligation on the part of the Company, other than the payment of benefits pursuant to such program and typical administrative and termination expenses Each Employee Program which is a “group health plan” within the meaning of Section 5000 of the Code has been maintained in substantial compliance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA.

(e) Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment to be made by the Company (including, without limitation, severance, unemployment compensation, or parachute payment (as defined in Section 280G of the Code)) becoming due to any employee, director or consultant, or (ii) increase any benefits otherwise payable under any Employee Program, except as required by applicable law (including, without limitation, Section 4.11(d)(3) of the Code).

(f) For purposes of this Section 3.24 and as otherwise referenced to in this Agreement:

(i) “Employee Program” means (A) all employee benefit plans within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), that are maintained, sponsored, contributed to, or participated in by the Company or with respect to which the Company has a material liability; and (B) all stock option, stock purchase or other stock-based plans, bonus or incentive award plans, employment or casualty agreements, severance pay policies or agreements, fringe benefit plans or programs, deferred compensation agreements, supplemental income arrangements, vacation plans, and all other employee benefit plans, programs, policies, practices, agreements and arrangements not described in (A) above that are maintained, sponsored, contributed to, or participated in by the Company or with respect to which the Company has a material liability. In the case of an Employee Program funded through an organization described in Code Section 501(c)(9), each reference to such Employee Program shall include a reference to such organization;

(ii) an entity is an “affiliate” of the Company for purposes of this Section 3.24 if it would be considered a single employer with the Company under Section 414(b), (c) or (m) of the Code.

3.25 Accounts Receivable and Accounts Payable. The accounts and other receivables of the Company reflected in the Financial Statements and all accounts and other receivables arising thereafter and on or before the date hereof arise from bona fide transactions in the ordinary course of business. No counterclaims or offsetting claims with respect to such accounts and other receivables are pending or, to the Knowledge of the Company, are threatened. The accounts payable reflected in the Financial Statements, and all accounts payable arising thereafter and before the date hereof arose from bona fide transactions in the ordinary course of business, and, all such accounts payable (a) have either been paid, (b) are not yet due and payable under the standard procedures of the Company for payment of accounts payable, or (c) are being contested by the Company in good faith.

3.26 Certain Payments. Neither the Company nor any Affiliate of the Company, nor to the Company’s Knowledge any other Person associated with or acting for or on behalf of the Company, has directly or indirectly made, offered or agreed to offer any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any affiliate of the Company, or (iv) in violation of any Legal Requirements.

3.27 Privacy, Security And Identity Theft.

(a) The Company has taken all commercially reasonable steps to comply with all Legal Requirements applicable to its business as currently conducted, the Products developed, owned and distributed by the Company, and/or users of the Company’s websites regarding: (i) privacy, data protection or the security of information, including, as applicable, the U.S. Children’s Online Privacy Protection Act, the U.S. Gramm Leach Bliley Act, the European Union Data Protection Directive, the Canadian personal Information Protection and Electronic Documents Act, and all other Legal Requirements relating to privacy, data protection or security of information; (ii) reporting or notice of actual or attempted breaches in security or suspected criminal activity; (iii) the collection, transmission, use, maintenance, storage, access to, disclosure, processing and disposal (collectively, “Handling” or any variation) of personally identifying information, including social security, credit card or other identification numbers and account numbers; (iv) telemarketing; (v) “spam,” commercial email messages and commercial mobile service messages; (vi) direct marketing or sharing information for direct marketing purposes (with any third party, including Affiliates); (vii) advertising or other communications directed to particular users based on information about them; (viii) “opt in or out” requests relating to any of the foregoing, including providing required opportunities to do so and honoring such requests; and (ix) consents, notices, disclosures, Internet postings, and reports relating to any of the foregoing or Handling thereof.

(b) Regarding any subject matter referenced in Section 3.27(a), and to the knowledge of the Company, the Company is in compliance in all material respects with all of its contractual obligations and all its legally binding written statements wherever made (including without limitation, in policies, on websites or electronically through P3P or other electronic settings that communicate with browsers or the like) are consistent with each other, accurate, not misleading and do not constitute an unfair act or practice, including (without limitation) obligations or statements not required by Legal Requirements. Subject to the Required Consents, the execution and delivery of this Agreement or any Transaction Document contemplated by this Agreement or the performance of the Company’s obligations hereunder or thereunder, will not materially violate any applicable Legal Requirement or, as applicable any of the Company’s published privacy policies or other contractual obligations of the Company governing the collection and use of customer information.

(c) Regarding any subject matter referenced in Section 3.27(a) and (b), the Company has not, to its knowledge, been the subject of and has not received written notice of any assessment or audit indicating any noncompliance, any actual or attempted breach of security, or any claim that could give rise to a Liability as a result of the Company’s collection and use of customer information.

(d) The Company does not collect or use any personally identifiable information from users of its or other websites, or insert (or cause to be inserted) onto their computers or other access device, any information that is not described in a privacy policy posted on the Company’s websites unless such collection or use if otherwise in compliance with applicable Legal Requirements.

(e) [Intentionally Omitted]

(f) The Company has not and does not Handle personally or individually identifying information, including credit card information (collectively, “PII”) other than in a manner consistent with Company’s posted privacy policy(ies) and in compliance with applicable Legal Requirements.

(g) The Company: (i) has no knowledge of any use or disclosure of PII by the Company that is not permitted by the applicable agreement with the data source or applicable Legal Requirements or that is not required by applicable Legal Requirements; (ii) has no knowledge of any outstanding or unresolved complaint received by the Company regarding the improper Handling by the Company or its agents, customers or any other persons under the control of the Company, of PII; (iii) has used commercially reasonable efforts to implement appropriate and reasonable safeguards to prevent the unauthorized use or disclosure of PII in the possession or control of the Company by the Company or any person under the control of the Company, including all applicable Legal Requirements, other than as provided in applicable contracts with the data source or as required or permitted by applicable Legal Requirements; (iv) has not disclosed or provided any subcontract or agent with access to PII in the possession or control of the Company without first having obtained reasonable assurance, or contractual assurance where required by applicable Legal Requirements, that such subcontractor or agent will comply with the same restrictions and conditions that apply to the Company with respect to the information; and (v) has used commercially reasonable efforts to have (A) obtained or required data sources to obtain authorizations compliant with requirements under applicable Legal Requirements for the disclosure of PII to the Company or (B) a system that maintains information relating to the disclosure of PII appropriate to providing an accounting of disclosures under applicable Legal Requirements, including the date of the disclosure, the name and address (if known) of the entity or person who received the information; a brief description of the information disclosed; and a brief statement of the purpose of the disclosure that may reasonably informs an individual of the basis for the disclosure.

(h) [Intentionally Omitted]

3.28 Electronic Records.

(a) With respect to any Legal Requirement requiring the Company to retain a contract or other record relating to a transaction, and with respect to any Legal Requirement requiring a contract or record to be in a writing, if the Company meets that requirement by retaining an electronic record of the information in the contract or other record, then such record (a) accurately reflects the information set forth in the contract or other record; and (b) remains accessible to all persons who are entitled to access (or to retain a copy) pursuant to any Legal Requirement, for the period required by such Legal Requirement and in a form that is capable of being accurately reproduced for later reference, whether by transmission, printing, or otherwise.

(b) With respect to any contract or record formed electronically by one or more electronic agents, Company can legally attribute the act of that agent to the person to be bound.

(c) With respect to information that is subject to the consumer disclosure rules of 15 U.S.C. Section 7001(c) or any applicable state law which preempts the requirements thereunder, Company has provided all disclosures and has obtained all consents, required by said section, and retains adequate records thereof.

3.29 Consents. Except as set forth on Schedule 3.29 hereto, there are no (i) consents or approvals of any public body or authority, (ii) filings with any public body or authority apart from merger filings with the Delaware Secretary of State pursuant to the provisions of the DGCL or (iii) notices, consents or waivers from other parties to any of the Material Contracts, that are required for the lawful consummation of the transactions contemplated hereby.

3.30 Securities Holder Approval. The Company’s Board of Directors has solicited Securities Holder approval of the Merger. None of the information specifically supplied or to be supplied by the Company for inclusion in any written materials provided to the Securities Holders in connection with the Merger or the vote of the Securities Holders shall contain (at the time of delivery or at the time of the vote of the Securities Holders), when read together with any supplementary materials, any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

3.31 Disclosure. No representation or warranty by the Company contained in this Agreement nor any statement or certificate furnished or to be furnished by the Company to GlobalSCAPE or its representatives in connection herewith or pursuant hereto, contains or will contain on the Closing Date any untrue statement of a material fact, or omits or will omit on the Closing Date to state any material fact required to make the statements herein or therein contained not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company and the Stockholders as follows:

4.01 Organization and Standing of Parent and Merger Sub. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub is duly qualified to do business in all states in which the nature of its business or the character of its properties requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on Parent or Merger Sub.

4.02 Authority for Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate and other action on the part of Parent and Merger Sub, and this Agreement constitutes a valid and legally binding obligation of Parent and Merger Sub enforceable in accordance with its terms.

4.03 Consents. Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby will require on the part of Parent or Merger Sub any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Body or other third party except (a) the filing and recording of the Certificate of Merger pursuant to the DGCL or (b) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not have a material adverse effect on Parent or Merger Sub or prevent the consummation of the transactions contemplated hereby.

4.04 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities.

4.05 Adequate Resources. Parent has sufficient free cash on hand or capacity under existing credit facilities to fully fund the Merger Consideration without needing to obtain additional financing.

ARTICLE V

COVENANTS OF THE COMPANY

The Company covenants and agrees with GlobalSCAPE as follows:

5.01 Cooperation; Consents. The Company shall use commercially reasonable efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments, and to do, or cause to be done, all things necessary, proper, or advisable under the provisions of this Agreement and under applicable Legal Requirements to (i) consummate and make effective all of the transactions contemplated by this Agreement and (ii) obtain all consents identified in Schedule 3.10 and Schedule 3.29.

5.02 Advice of Changes. The Company will promptly advise Parent in writing (a) of any event or circumstance that has, or is, reasonably expected to, render any representation or warranty of the Company contained in this Agreement, if made on or as of the date of such event or the Closing Date, untrue or inaccurate in any material respect and (b) of any material adverse change in the Company’s business, results of operations or financial condition after the date hereof.

5.03 Maintenance of Business. The Company shall use commercially reasonable efforts to carry on and preserve its business and its relationships with regulatory agencies, customers, suppliers, licensors, licensees, employees and others in substantially the same manner as it has prior to the date hereof. If the Company acquires Knowledge of a material deterioration in the relationship with any regulatory agency or any material customer, supplier, licensor, licensee or key employee (or any material portion of its customers, suppliers or employees, licensors, licensees), it will promptly bring such information to the attention of Parent in writing and, if requested by Parent, will exert all commercially reasonable efforts to restore the relationship.

5.04 Conduct of Business. The Company will continue to conduct its business and maintain its business relationships in the ordinary and usual course, and, the Company will not, without the prior written consent of Parent, which such consent shall not be unreasonably withheld, delayed or conditioned:

(a) borrow any money;

(b) enter into any transaction not in the ordinary course of business consistent with past practice or enter into any transaction or make any commitment involving an expense or a Company capital expenditure in excess of $5,000;

(c) encumber or permit to be encumbered by any Lien any of its Assets;

(d) dispose of any of its material assets;

(e) enter into any material lease or contract for the purchase or sale of any property, real or personal, tangible or intangible or make any capital expenditures, capital additions or capital improvements except in the ordinary course of business consistent with past practice that do not exceed $10,000 in the aggregate;

(f) fail to maintain its equipment and other Assets in good working condition and repair according to the standards it has maintained to the date of this Agreement, subject only to ordinary wear and tear;

(g) except as contemplated by this Agreement, pay any bonus, royalty, increased salary or special remuneration to any officer, employee or consultant (except in the ordinary course of business consistent with past practices or pursuant to existing arrangements previously disclosed to Parent in writing) or enter into any new employment or consulting agreement with any such person;

(h) materially change any material accounting methods or practices or revalue or write down any of its material Assets;

(i) declare, set aside or pay any cash or stock dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any of its capital stock or, except as contemplated by this Agreement, its warrants or options;

(j) issue or sell any shares of its capital stock of any class, or any other of its securities, or issue or create any warrants, obligations, subscriptions, options, convertible securities or other commitments to issue shares of capital stock, or accelerate, amend or change the period of exercisability or the vesting of any outstanding option or other security except as may be required by the terms of such options or securities;

(k) amend or terminate any contract, agreement or license to which it is a party (except pursuant to arrangements previously disclosed to Parent in writing) except those amended or terminated in the ordinary course of business, consistent with past practice;

(l) license or transfer any of its technology or any rights in Company Intellectual Property and related Intellectual Property Rights, except on a non-exclusive basis in the ordinary course of business consistent with past practice;

(m) enter into or amend any agreement pursuant to which any other Person is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of the Products, services offered by the Company, or Company Intellectual Property or related Intellectual Property Rights;

(n) except as contemplated by this Agreement, lend any amount to any person or entity, other than advances for travel and expenses which are incurred in the ordinary course of business consistent with past practice, not material in amount and documented by receipts for the claimed amounts;

(o) guarantee or act as a surety for any obligation except for the endorsement of checks and other negotiable instruments in the ordinary course of business, consistent with past practice;

(p) waive or release any material right or claim except in the ordinary course of business, consistent with past practice;

(q) split or combine the outstanding shares of its capital stock of any class or enter into any recapitalization affecting the number of outstanding shares of its capital stock of any class or affecting any other of its securities;

(r) except as contemplated by this Agreement, merge, consolidate or reorganize with, or acquire any entity;

(s) except as contemplated by this Agreement, amend its Certificate of Incorporation or Bylaws;

(t) make or change any election in respect to Taxes, file any Tax Returns unless copies of such returns have been delivered to Parent for its review prior to filing (except pursuant to local tax filing requirements filed in the ordinary course of business, consistent with past practices), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect to Taxes;

(u) change or allow to lapse any material insurance coverage;

(v) terminate the employment of any employee;

(w) form any subsidiary or acquire any equity interest or other interest in any other entity; or

(x) agree to do any of the things described in the preceding Sections 5.04(a) through 5.04(w)

5.05 Regulatory Approvals. The Company will make such filings, and will execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of, or give any required notice to, any Governmental Body, which may be reasonably required, or which Parent may reasonably request, in connection with the consummation of the transactions contemplated by this Agreement. The Company will use all commercially reasonable efforts to obtain all such authorizations, approvals and consents.

5.06 Litigation. Prior to the Effective Time, the Company will notify Parent in writing promptly after acquiring Knowledge of any material actions, suits, proceedings or investigations, by or before any court, board or Governmental Body, initiated by or against the Company.

5.07 No Other Negotiations. From the date that this Agreement is executed and delivered until the termination of this Agreement in accordance with the terms hereof or consummation of the Merger, the Company will not, and will not authorize or permit any stockholder, officer, director, employee or Affiliate of the Company, or any other Person, on its or their behalf to, directly or indirectly, (i) solicit, initiate or encourage the submission of any proposal or offer to acquire all or any significant part of the business and properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise (an “Acquisition Proposal”), or (ii) participate in any discussions or negotiations regarding, or furnish to any Person or group any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Acquisition Proposal.

5.08 Access to Information. Until the Closing, the Company will allow Parent and its agents reasonable access to the files, books, records and offices of the Company, including, without limitation, any and all information relating to the Company’s taxes, commitments, contracts, leases, licenses, and real, personal and intangible property (including its intellectual property) and financial condition. The Company will cause its accountants to cooperate with Parent and its agents in making available all financial information reasonably requested, including, without limitation, the right to examine all working papers pertaining to all financial statements prepared or audited by such accountants, subject, however, to the normal procedures of such accountants to not make available certain confidential information to each other.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Parent and Merger Sub covenant and agree with the Company as follows:

6.01 Cooperation. Subject to the terms and conditions herein provided, Parent and Merger Sub will use their best efforts to take, or cause to be taken, such action, to execute and deliver, or cause to be executed and delivered, such additional documents and instruments and to do, or cause to be done, all things necessary, proper or advisable under the provisions of this Agreement and under any Legal Requirement to consummate and make effective the transactions contemplated by this Agreement.

6.02 Employees.

(a) Other than as set forth in Section 6.02(b) and subject to the provisions of Parent’s policies and programs, each Transferred Employee shall be offered continued employment by the Surviving Corporation at the same or greater base salary as that currently provided by the Company and shall be eligible to participate or be eligible for accrual of benefits, vesting and contributions or accruals to be made or credited following the Effective Time under each of Parent’s employee benefit plans, programs or arrangements maintained by Parent that are available to all or substantially all of Parent’s employees, subject to the terms upon which such plans allow for new participation by Parent’s employees. To the extent permitted under the terms of Parent’s plans and programs, GlobalSCAPE will give Transferred Employees full credit for prior service with the Company and its affiliates (as defined in Section 3.24(f)(ii)) for purpose of eligibility, vesting and the accrual and determination of benefits under Parent’s plans, programs, and policies, provided that such credit does not result in a duplication of benefits. Parent shall cause each of its employee benefit plans, programs and arrangements that is an “employee welfare benefit plan,” within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, evidence of insurability requirements, pre-existing condition limitations, at-work requirements and other exclusions and limitations with respect to the Transferred Employees and their spouses and dependents to the extent waived, satisfied, not applicable or not included under the analogous Employee Program, and (ii) to recognize for each Transferred Employee and his or her spouse and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent employee benefit plan, program or arrangement any deductible, co-payment and out-of-pocket expenses paid by the Transferred Employee and his or her spouse and dependents under the analogous Employee Program during the plan year of such Employee Program in which occurs the later of the Effective Time and the date on which the Transferred Employee begins participating in such Parent employee benefit plan, program or arrangement.

(b) With respect to Transferred Employees who regularly work less than forty (40) hours per week, GlobalSCAPE shall not be required to offer or provide benefits, other than benefits offered or provided to GlobalSCAPE’s employees who work a similar number of hours per week.

(c) This Agreement is not intended to create and does not create any contractual or legal rights of employment of any employee of the Company. Any written communications to the employees of the Company concerning the subject matter of this Section 6.02 shall be approved by the Company and GlobalSCAPE. The Company agrees to use its reasonable efforts to incorporate GlobalSCAPE’s comments in any written communications to the employees of the Company concerning the subject matter of this Section 6.02.

ARTICLE VII

CONDITIONS PRECEDENT TO THE COMPANY’S OBLIGATIONS

The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the following:

7.01 Employees. The Surviving Corporation shall have entered into employment agreements with each of the Key Employees in substantially the forms attached hereto as Exhibits B-1 and B-2.

7.02 Merger Consideration. At the Effective Time, GlobalSCAPE shall have paid the Merger Consideration to the Stockholders and the holders of Warrants and Company Stock Options as provided in Section 2.06.

7.03 Certificate of Secretary. GlobalSCAPE shall have delivered a certificate, signed by the secretary of GlobalSCAPE and dated the Closing Date, certifying the resolutions of the Board of Directors of GlobalSCAPE authorizing this Agreement, the Transaction Documents and the transaction contemplated hereby and thereby.

7.04 Parent’s and Merger Sub’s Representations and Performance. GlobalSCAPE shall have delivered a certificate dated the Closing Date, stating that (a) the representations and warranties of Parent and Merger Sub contained in this Agreement are true and correct in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (or, to the extent such representations and warranties speak as of an earlier date, they shall be true and correct as of such earlier date) and (b) each of Parent and Merger Sub has performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

7.05 Absence of Proceedings. No legal proceeding shall have been instituted (excluding any proceeding instituted by or on behalf of the Company or any Stockholder), no judgment shall have been issued, and no new Law shall have been enacted, on or before the Closing Date, in each case, that seeks to or does prohibit or restrain the consummation of the transactions contemplated by this Agreement or any of the other transactions contemplated hereunder.

7.06 Cancellation of Note. The Company shall have received evidence, reasonably satisfactory to it that the Note has been cancelled effected as of the Closing.

7.07 Material Adverse Effect. No Material Adverse Effect on GlobalSCAPE shall have occurred since the date of this Agreement and be continuing.

ARTICLE VIII

CONDITIONS PRECEDENT TO GLOBALSCAPE’S OBLIGATIONS

The obligations of GlobalSCAPE to consummate the transactions contemplated by this Agreement are subject to the following:

8.01 Stockholder Approval. The Company shall have delivered evidence in form and substance satisfactory to GlobalSCAPE, in its reasonable discretion, that this Agreement and each of the transactions contemplated hereby including, without limitation, the Merger, the execution and delivery of this Agreement, the appointment of Mark DiSalle as the Stockholders’ Representative and each of the other steps necessary or advisable in the judgment of the Company’s management to complete the transactions contemplated hereby, have been validly obtained by the requisite vote of the Stockholders under applicable law.

8.02 Consents. The Company shall have delivered evidence, in a form reasonably satisfactory to GlobalSCAPE, that all of the consents necessary or advisable for the Surviving Corporation to operate the Business from and after the Effective Time (the “Required Consents”) have been obtained;

8.03 Releases. The Company shall have delivered evidence that all of the Liens and other encumbrances outstanding on any of the Assets other than the Permitted Liens have been terminated and released prior to or at the Closing.

8.04 Opinion of Counsel. K&L Gates LLP, counsel to the Company, shall deliver to GlobalSCAPE a legal opinion, dated the Closing Date, in substantially the form of Exhibit A attached hereto.

8.05 Certificate of Secretary. The Company shall have delivered a certificate, signed by the secretary of the Company and dated the Closing Date, certifying (i) current copies, as amended, of the Certificate of Incorporation and Bylaws of the Company and (ii) the resolutions of the Board of Directors and the Stockholders authorizing this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby.

8.06 Payables. The Company shall have delivered a schedule of all Payables as of the business day immediately preceding the Closing Date.

8.07 Merger Consideration Calculation Statement. The Company shall have delivered a schedule detailing the Company’s calculation of the Merger Consideration (the “Merger Consideration Calculation Statement”).

8.08 The Company’s Representations and Performance. The Company shall have delivered a certificate dated the Closing Date stating that (a) the representations and warranties of the Company contained in this Agreement are true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (or, to the extent such representations and warranties speak as of an earlier date, they shall be true and correct as of such earlier date) subject to any materiality qualifiers contained in the applicable representation or warranty and (b) the Company has performed and complied, in all material respects, with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

8.09 Absence of Proceedings. No legal proceeding shall have been instituted (excluding any such proceeding initiated by or on behalf of Parent or Merger Sub), no judgment shall have been issued, and no new Law shall have been enacted, on or before the Closing Date, in each case, that seeks to or does prohibit or restrain the consummation of the Merger or any of the other transactions contemplated hereby.

8.10 Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred since the date of this Agreement and be continuing.

8.11 Dissenters’ Rights. Holders of no more than one percent (1%) of the Company Capital Stock shall have exercised any appraisal or dissenters’ rights with respect to such Company Stock pursuant to the DGCL.

8.12 Holdings. HomePipe Holdings, Inc. shall have been dissolved and the shares of Common Stock previously held by HomePipe Holdings, Inc. shall have been distributed to its shareholders.

ARTICLE IX

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

9.01 Survival. The representations and warranties contained in this Agreement shall survive for a period of fifteen (15) months after the Closing Date; provided, however, that (a) any Indemnification Claim based on fraud, securities fraud or intentional Breach shall survive the Closing indefinitely; (b) any Indemnification Claim based on Section 3.02 (Capitalization) or Section 3.08 (Intellectual Property) shall survive the Closing for a period of three years after the Effective Time; and (c) any Indemnification Claim based on Section 3.15 (Taxes) shall survive for the statute of limitations applicable to such matters, including any extensions thereof, plus 30 days. The applicable survival period pursuant to this Section 9.01 is referred to as the “Survival Period.” The covenants and agreements contained in this Agreement shall survive the Closing and shall continue until fully performed, satisfied or waived.

9.02 Indemnification by the Securities Holders. Subject to the limitations set forth in this Article IX, the Securities Holders (other than any holders of Dissenting Shares) shall, severally (on the basis of ownership of Common Stock Outstanding) and not jointly, indemnify and hold Parent and its stockholders, officers, directors, employees, agents and Affiliates (collectively, the “GlobalSCAPE Indemnity Group”) harmless from and against, and shall reimburse the GlobalSCAPE Indemnity Group for, any and all losses, damages, debts, liabilities, obligations, judgments, orders, settlement payments, awards, writs, injunctions, decrees, fines, penalties, Taxes, costs and expenses (including reasonable legal and accounting fees and expenses), whether absolute, accrued, conditional or otherwise, and whether or not involving a Third Party Action (collectively, “Losses”), as incurred, arising out of:

(a) any Breach of any representation, warranty or certification made by or on behalf of the Company in this Agreement, together with the Disclosure Schedules as delivered upon execution of this Agreement;

(b) any Breach by the Company of any covenant or other obligation set forth in this Agreement;

(c) Pre-Closing Taxes as described in Section 12.01;

(d) any Claims by any Stockholder, holder of any Warrants or Company Stock Options or of Dissenting Shares or Claims by any other Person (i) claiming that any amount is owed to such Person other than that portion of the Merger Consideration allocated to such Person pursuant to the Merger Consideration Calculation Statement or (ii) claiming that such Person has an equity interest in the Company, the Surviving Corporation or Parent whether through ownership of Shares, Company Stock Options, Warrants or otherwise; and

(e) any fraud, securities fraud or intentional Breach committed by the Company prior to the Effective Time.

9.03 Indemnification by Parent. Subject to the limitations set forth in this Article IX, Parent shall indemnify and hold the Securities Holders (other than holders of Dissenting Shares) and their respective officers, directors, employees, agents and Affiliates (the “Securities Holders Indemnified Parties”) harmless from and against, and shall reimburse the Securities Holders Indemnified Parties for, any and all Losses, as incurred, arising out of:

(a) any Breach of any representation, warranty or certification made by or on behalf of Parent or Merger Sub in this Agreement; or

(b) any Breach by Parent or Merger Sub of any covenant, obligation or other provision in this Agreement.

9.04 Limitations.

(a) Except for Losses based on fraud, securities fraud or intentional Breach or arising in connection with any indemnification Claim based on Section 3.01 (Organization), Section 3.02 (Capitalization), Section 3.03(a) (Authority), Section 3.08 (Intellectual Property), or related to the allocation of the Merger Consideration as set forth in Section 9.02(d), the aggregate liability of the Securities Holders pursuant to Section 9.02 shall be limited to Two Million Dollars ($2,000,000). The aggregate liability of each Securities Holder for indemnification Claims based on Section 3.08 (Intellectual Property) shall be limited to 75% of the Merger Consideration which has been paid or has been earned but not yet paid to such Securities Holder. The aggregate liability of each Securities Holder pursuant to indemnification Claims based on any of Section 3.01 (Organization), Section 3.02 (Capitalization), Section 3.03(a) (Authority) or claims for indemnity under Section 9.02(d) shall be limited, in each instance, to an amount equal to the portion of the Merger Consideration which has been paid or is payable to such Securities Holder. The aggregate liability of a Securities Holder for Losses based on fraud, securities fraud or intentional Breach in which such Securities Holder participated, caused or was aware at the time of its occurrence shall be uncapped and shall not be subject to any of the limitations set forth in this Article IX.

(b) The aggregate liability of Parent to all Securities Holder Indemnified Parties shall be limited to an amount equal to the Merger Consideration.

(c) Any Person against whom an indemnification Claim is being asserted (an “Indemnifying Party”) shall not be obligated to indemnify and hold harmless any Person claiming indemnification under this Article IX (an “Indemnified Party”) after the expiration of any applicable Survival Period unless a Claim Notice with respect to such Indemnification Claim shall have been given by the Indemnified Party prior to the expiration of the applicable Survival Period.

(d) The obligations of each Securities Holder under Section 9.02 shall be satisfied, first from the Holdback Amount, second from any Earnout Payment that is due to be paid while such indemnification Claim is outstanding and third from any future Earnout Payments and such payments from the Earnout Payment and the Holdback Amount shall be made on a pro rata basis among all Securities Holders based on the portion of the Earnout Payment or the Holdback Amount attributable to each Securities Holder. The aggregate value of indemnification Claims credited against the Earnout Payment and the Holdback Amount shall be deemed to reduce the Merger Consideration. No Claim for indemnification, contribution or other Claim shall be made by the Securities Holders against the Surviving Corporation for Losses for which the GlobalSCAPE Indemnity Group makes an indemnification Claim. If the full amount of the Earnout Payment (including the Holdback Amount) is retained by Parent in satisfaction of indemnification Claims, any additional liability of a Securities Holder under Section 9.02 shall be satisfied from other assets of such Securities Holder subject to the limitations in this Section 9.04.

(e) For purposes of determining the amount of Losses under Sections 9.02 and 9.03, all qualifications and limitations as to materiality, material adverse effect and words of similar import set forth in this Agreement shall be disregarded. Except with regard to Losses caused by fraud, securities fraud or intentional Breach, no GlobalSCAPE Indemnity Group member shall seek to collect from the Securities Holders, and no Securities Holder shall be liable to pay an indemnification Claim under Section 9.02, unless and until the total amount of Losses then claimed by the GlobalSCAPE Indemnity Group shall exceed $100,000 and unless such Claim relates to misallocation of the Merger Consideration where a corrective reallocation may be requested at which time, the GlobalSCAPE Indemnity Group may seek to collect amounts in excess of such threshold; provided that, notwithstanding that this Section 9.04(e) prevents collection of amounts from Securities Holders until such threshold has been exceed, any of the GlobalSCAPE Indemnity Group believing that it has an indemnification Claim shall continue to provide notice as required hereunder for indemnification Claims even prior to meeting such threshold.

(f) The amount of Losses that are subject to indemnification under this Article VIII shall be calculated net of the amount of any insurance proceeds, indemnification payments from third parties, third-party recoveries, warranty payments or contribution payments actually received by any of the GlobalSCAPE Indemnity Group, if any. The GlobalSCAPE Indemnity Group will use commercially reasonable efforts to collect such amounts from insurers and other third parties.

(g) Except with respect to Claims relating to fraud, securities fraud and/or intentional Breach, each party agrees it will not seek punitive, exemplary, special incidental, consequential damages or damages based on diminution in value, loss of profits or damages using a purchase price multiplier calculation (other than reimbursement of such damages obtained by a third party in connection with a Third Party Action) as to any matter under, relating to or arising out of this Agreement.

(h) GlobalSCAPE Indemnity Group members shall not be entitled to indemnification with respect to any Losses to the extent of the dollar amount reserved for such Losses as a liability on the Balance Sheet.

9.05 Procedure for Indemnification.

(a) An Indemnified Party shall give written notice (the “Claim Notice”) of any indemnification Claim (i) in the case of an indemnification Claim against Parent, to Parent, and (ii) in the case of an indemnification Claim against the Securities Holders, to the Stockholders’ Representative, reasonably promptly, but in any event (A) prior to expiration of any applicable Survival Period, and (B) if such Indemnification Claim relates to the assertion against an Indemnified Party of any Claim by a third party (a “Third Party Action”), within 30 days after receipt by the Indemnified Party of written notice of a legal process relating to such Third Party Action; provided, however, that the failure to so notify the Indemnifying Party within such time period shall not relieve the Indemnifying Party of any obligation or liability to the Indemnified Party (other than in the event that such notice is provided after the expiration of the applicable Survival Period), except to the extent that the Indemnifying Party demonstrates that its ability to resolve such Indemnification Claim is adversely affected thereby.

(b) Unless the Stockholders’ Representative (in the case of any indemnification Claim against the Securities Holders) or Parent contests the indemnification Claim in writing given to the Indemnified Party within 30 days after receipt of a Claim Notice and describing in reasonable detail the basis for contesting the indemnification Claim, the Indemnified Party shall, subject to the other terms of this Article IX, be paid the amount of Losses related to such indemnification Claim or the uncontested portion thereof. Disputed indemnification Claims shall be resolved either (i) in a written agreement signed by Parent and the Stockholders’ Representative, or (ii) by the final decision of a court or other trier of fact.

(c) In connection with the defense or handling of any Third Party Action, the Indemnifying Party shall cooperate with the Indemnified Party and shall, at the request of the Indemnified Party, participate in the defense or handling of such Third Party Action. The Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent may not be unreasonably withheld), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Action. The Indemnifying Party shall be entitled to require that any action be made or brought against any other Person before action is brought or Claim is made against it hereunder by the Indemnified Party if such action is reasonably likely to materially diminish the amount of Losses subject to such Claim.

(d) If any Indemnified Party should have a Claim against any Indemnifying Party hereunder that does not involve a Third Party Action being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such Claim with reasonable promptness to the Indemnifying Party and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request (but, at a minimum, shall provide the following: (i) the amount of such Losses (which, in the case of Losses not yet incurred or paid may be the Indemnified Party’s reasonable estimate of the maximum amount reasonably likely to be incurred or paid), and identifying the specific clause or clauses of this Agreement pursuant to which an Indemnified Party is entitled to indemnification, (ii) specifying in reasonable detail (based upon the information then possessed) the facts and circumstances related to the Breach and the individual items of such Losses arising out of, resulting from or in connection with such Breach). The failure to provide such notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party demonstrates that its ability to resolve such Claim is materially and adversely prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party.

9.06 Exclusive Remedy. Except for actions seeking equitable remedies, including the remedies of injunctive relief and specific performance, and actions based on fraud, securities fraud or intentional Breach of the other party, the indemnification provisions of this Article IX shall be the sole and exclusive remedy for any Claims or actions with respect to this Agreement.

ARTICLE X

TERMINATION

10.01 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by the boards of directors of GlobalSCAPE or the Company):

(a) by mutual written consent of GlobalSCAPE and the Company;

(b) by the Company, on the one hand, or GlobalSCAPE, on the other hand, if the transaction has not closed by December 15, 2011; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to the Company if the Company fails to fulfill any obligation under this Agreement that has caused or resulted in, the failure of the Closing to occur on or before such date; and provided, further, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to GlobalSCAPE if GlobalSCAPE or Merger Sub fails to fulfill any obligation under this Agreement that has caused, or resulted in, the failure of the Closing to occur on or before such date;

(c) by the Company, on the one hand, or GlobalSCAPE, on the other hand, if there shall be any law or regulation that makes consummation of the transactions contemplated herein illegal or if any judgment, injunction, order or decree enjoining GlobalSCAPE, Merger Sub or the Company from consummating the transactions contemplated herein is entered and such judgment, injunction, order or decree shall become final and nonappealable;

(d) by the Company, in the event of a material Breach by GlobalSCAPE or Merger Sub of any representation, warranty or agreement contained herein that has not been cured or is not curable by GlobalSCAPE or Merger Sub within 10 business days after the Company gives written notice to GlobalSCAPE regarding the material Breach; or

(e) by GlobalSCAPE, in the event of a material Breach by Company of any representation, warranty or agreement contained herein that has not been cured or is not curable by the Company within 10 business days after GlobalSCAPE gives written notice to the Company regarding the material Breach.

10.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, there shall be no further obligation on the part of any party hereto, except that nothing herein shall relieve any party from liability for any Breach hereof and except that the provisions of Section 11.03 (Expenses) shall remain in full force and effect.

ARTICLE XI

MISCELLANEOUS

11.01 Notices, Etc. All notices, requests, demands, and other communications hereunder shall be in writing and, unless otherwise provided herein, shall be deemed to have been duly given upon facsimile transmission to the numbers set forth below or upon hand delivery or upon deposit in the United States Mail, postage prepaid, certified or registered mail, return receipt requested, as follows:

If to the Stockholders’ Representative:

Mark DiSalle

3508 262nd Ave. SE

Sammamish, WA 98075

Facsimile Number: (425) 313-4681

With a copy to (which shall not constitute notice):

Perkins Coie LLP

1201 Third Avenue

Suite 4800

Seattle, WA 98101-3099

Attn: David F. McShea

          Troy J. Hickman

Fax Number: (206) 359-3584

If to Parent or Merger Sub:

GlobalSCAPE, Inc.

4500 Lockhill Selma

Suite 150

San Antonio, Texas 78249

Facsimile Number: (210) 293-7958

Attention: Craig Robinson

With a copy to (which shall not constitute notice):

Jackson Walker L.L.P.

112 E. Pecan Street, Suite 2400

San Antonio, Texas 78205

Facsimile Number: (210) 242-4640

Attention: Steven R. Jacobs

or at such other address as shall have been furnished to the other in writing in accordance herewith, except that such notice of such change shall be effective only upon receipt.

11.02 Amendments and Waiver. This Agreement may be amended or modified by, and only by, a written instrument executed by all the parties hereto. The terms of this Agreement may be waived by, and only by, a written instrument executed by the party against whom such waiver is sought to be enforced.

11.03 Expenses. Except as otherwise expressly herein provided, each party to this Agreement shall pay its own expenses (including, without limitation, the fees and expenses of such party’s counsel incidental to the preparation of the Transaction Document and/or consummation of the transactions contemplated thereby).

11.04 Section and Other Headings; References. The section and other headings contained in this Agreement are for convenience of reference only and shall not in any way affect the meaning or interpretation of this Agreement. References to Articles or Sections when used without further attribution shall refer to the particular articles or sections of this Agreement.

11.05 Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same instrument. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format date file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof

11.06 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors and assigns. GlobalSCAPE shall have the right to assign this Agreement to any affiliate of GlobalSCAPE, provided, however, that no such assignment will relieve GlobalSCAPE of its obligation to pay the Merger Consideration. Except as otherwise expressly permitted herein, this Agreement shall not be assigned by any party hereto without the written consent of the other parties.

11.07 No Third Party Beneficiaries. Except as otherwise expressly provided herein, nothing herein expressed or implied is intended or shall be construed to confer upon or to give any Person, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

11.08 Exhibits and Schedules. All Exhibits and Schedules referred to herein and attached hereto are incorporated herein for all purposes.

11.09 Entire Agreement. This Agreement, together with all Exhibits and Schedules hereto, embodies the entire agreement and understanding between the parties hereto relating to the subject matter hereof and supersedes any prior agreements and understandings relating to the subject matter hereof.

11.10 Legal Invalidity. If any part or provision of this Agreement is or shall be deemed violative of any applicable laws, rules or regulations, such legal invalidity shall not void the Agreement or affect the remaining terms and provisions of this Agreement, and the Agreement shall be construed and interpreted to comport with all such laws, rules or regulations to the maximum extent possible.

11.11 Applicable Law. This Agreement and the rights and obligations of the parties hereto shall be construed under and governed by the laws of the State of Delaware as if negotiated, executed and performed entirely therein by residents thereof.

11.12 Confidentiality. After the Closing, each of the parties to this Agreement shall, and shall cause its respective representatives and affiliated parties to, hold in strict confidence and not use or disclose to any other party without the prior written consent of the other party, all confidential information obtained from the other parties in connection with the transactions contemplated hereby and all information relating to the Assets and the Business; provided, however, that such information may be used or disclosed (i) when required by any regulatory authorities or Governmental Body, (ii) if required by court order or decree or applicable law, (iii) if it is publicly available other than as a result of a Breach of this Agreement, (iv) if it is otherwise contemplated herein, or (v) by GlobalSCAPE and/or the Surviving Corporation from and after the Closing to the extent related to the Assets or the Business.

11.13 Public Announcement. GlobalSCAPE and the Company agree that there shall be no public announcement of this Agreement or the transactions contemplated hereby until after the Effective Time unless such an announcement is required by applicable law. In the event that GlobalSCAPE is required to make an announcement prior to the Effective Time, GlobalSCAPE shall draft such announcement and the Stockholders’ Representative shall review it prior to release. The Stockholders’ Representative shall raise any material objections within twenty-four (24) hours, which GlobalSCAPE, acting in good faith, shall incorporate into the announcement if appropriate.

11.14 Files and Representation. GlobalSCAPE acknowledges and agrees that the documents and papers in the client files of Perkins Coie LLP or K&L Gates LLP (either, the “Firm”) that relate solely to the Firm’s representation of the Company in connection with this Agreement and the transactions contemplated hereby (collectively, the “Firm Transaction Documents”) will, upon the Closing, be owned by Stockholders and shall be held by the Firm for the benefit of Stockholders’ Representative as the agent of Stockholders. The Firm Transaction Documents will not be provided to GlobalSCAPE or the Surviving Corporation or their respective successors or assigns following the Closing. The Firm Transaction Documents will include all notes, memoranda and correspondence between the Firm and the Company or their respective officers, directors and other agents regarding this Agreement and the related transactions, and all attorney work-product, defined as material created in anticipation of or in connection with litigation between Stockholders’ Representative or any Stockholder, on the one hand, and GlobalSCAPE or the Surviving Corporation, on the other hand, but the Firm Transaction Documents will exclude corporate and stock records that customarily are kept in a minute book and all other documents and papers in the client files of the Firm that relate to the Firm’s representation of the Company. After the Closing, the Firm may be requested to represent Stockholders’ Representative or any or all Stockholder(s) in connection with post-Closing matters related to this Agreement and the related transactions or other matters unrelated to this Agreement or the related transactions (the “Post-Closing Matters”). In representing one or more of Stockholders’ Representative or Stockholders in connection with the Post-Closing Matters, certain conflicts of interest may arise, in that the interests and objectives of Stockholders’ Representative or any Stockholder, on the one hand, and GlobalSCAPE or the Surviving Corporation, on the other hand, may diverge on certain issues and may involve actual or potential conflicts of interest. Each of the parties to this Agreement hereby consents to the representation, if requested by one or more of Stockholders’ Representative or of any Stockholder and agreed to by the Firm, of one or more of Stockholders’ Representative or of any Stockholder by the Firm in connection with the Post-Closing Matters. Notwithstanding the foregoing, in the event that a dispute arises between a GlobalSCAPE Indemnity Group member, on the one hand, and a third party other than Stockholders’ Representative or any Stockholder, on the other hand, such GlobalSCAPE Indemnity Group member may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that no GlobalSCAPE Indemnitee may waive such privilege without the prior written consent of Stockholders’ Representative.

ARTICLE XII

TAX COVENANTS

12.01 Tax Indemnification. Subject to the limitations set forth in Article IX, each Stockholder and each holder of a Company Stock Option or Warrant shall severally indemnify GlobalSCAPE and hold it harmless from and against any loss, claim, liability, expense or other damage (including reasonable legal and accounting fees and expenses) attributable to all Taxes (or the non-payment thereof) of the Company or for which the Company is liable for all Tax Periods ending on or before the Closing Date and for the portion of each Straddle Period through the Effective Time, as provided in Section 12.04 (together, the “Pre-Closing Taxes”) only to the extent that such Taxes exceed the amount reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Balance Sheet (rather than in any notes thereto) and taken into account in determining the Payables.

12.02 Preparation and Filing of Tax Returns. GlobalSCAPE shall be responsible for the preparation and filing of all Tax Returns which are required to be filed after the Closing Date, including for any Short Tax Period, and shall pay or cause to be paid all Taxes due thereon. All such Tax Returns shall be prepared in a manner consistent with past custom and practice of the Company, except to the extent required by applicable Legal Requirements. GlobalSCAPE shall, prior to filing, provide the Stockholders’ Representative with copies of such completed Tax Returns at least twenty (20) days prior to the due date for filing thereof, along with supporting workpapers, for the Stockholders’ Representative’s review and comment, and shall make such revisions to such Tax Returns as are reasonably requested by the Stockholders’ Representative relating to Taxes that are subject to indemnification under Section 12.01 or Article IX. The parties acknowledge and agree that any deductions arising in connection with any Transaction Expenses or the payment of the Warrant and Option Cash Out Amount shall, to the maximum extent permitted by law, be allocable to the period prior to the Effective Time.

12.03 Post-Closing Returns. In the case of the federal (and, if applicable, state and local) income Tax Return for the period beginning on the day after the Closing Date, GlobalSCAPE shall include the Company in GlobalSCAPE’s affiliated group, shall elect to file a consolidated return pursuant to Section 1501 of the Code (or any similar provision of state or local tax law), and shall prepare such Tax Returns on the basis of an interim closing of the books as of the close of business on the Closing Date in accordance with Treasury Regulations Section 1.1502-76 (or any similar provision of state or local tax law), provided that no election shall be made under Treasury Regulations Section 1.1502-76(b)(2)(ii)(D) (or any similar provision of state or local tax law).

12.04 Straddle Periods. GlobalSCAPE shall, to the extent permitted by applicable law, close the Taxable year of the Company on the Closing Date. In the case of a Straddle Period: (a) the amount of any Taxes based on or measured by income, gains, or receipts of the Company for the portion of such Straddle Period through the end of the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date; and (b) the amount of any other Taxes of the Company for a Straddle Period that relate to the portion of such Straddle Period through the end of the Closing Date shall be deemed to be the total amount of such Taxes for the Straddle Period multiplied by a fraction, (i) the numerator of which is the number of days in the Straddle Period up to and including the Closing Date, and (ii) the denominator of which is the total number of days in such Straddle Period.

12.05 Amended Tax Returns. GlobalSCAPE shall not file, or cause to be filed, any restatement or amendment of, modification to, or claim for refund relating to, any Tax Return of Company for any Taxable period that begins prior to the Closing Date (regardless of whether such Taxable period ends prior to the Closing Date) or take any other action that increases Taxes of the Company for any Taxable period that begins prior to the Closing Date (regardless of whether such Taxable period ends prior to the Closing Date) without the prior written consent of the Stockholders’ Representative, which consent shall not be unreasonably withheld or delayed. Without limiting the generality of the foregoing, to the extent permissible under applicable law, neither GlobalSCAPE nor the Company shall elect to carry back any net operating loss or other tax attribute of the Company arising in any Taxable period that begins on or prior to the Closing Date and shall instead elect to carry forward such net operating loss or other tax attribute in its entirety.

12.06 Refunds. Securities Holders shall be entitled to receive from GlobalSCAPE or the Company all refunds (or credits for overpayments) of Taxes attributable to any Tax Return of the Company for any Taxable period that ends on or prior to the Closing Date (including the portion of any Straddle Period ending on the Closing Date, as calculated in the manner set forth in Section 12.04), it being understood however, that all Tax refunds, credits and reductions in Tax liabilities with respect to Taxable years beginning after the Closing Date arising out of net operating loss carryforwards of the Company whenever the losses giving rise to such carryforwards have been incurred shall be for GlobalSCAPE’s account. Promptly upon receipt of any such Tax refund (or credits for overpayment), and in no event later than ten (10) days after receipt by GlobalSCAPE or the Company, GlobalSCAPE will, and will cause the Company to, deliver and pay over, by wire transfer of immediately available funds, to the Stockholders’ Representative (for the benefit of the Securities Holders) the amount of such Tax refunds (or credits for overpayments), including any interest received thereon. Upon a request from the Stockholders’ Representative, GlobalSCAPE shall, as soon as is reasonably practicable, cause the Company to file an amended Tax Return or application for Tax refund in order to obtain a Tax refund (or credit for overpayment) that the Securities Holders are entitled to pursuant to this Section 12.06, and GlobalSCAPE and the Company shall execute all other documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for GlobalSCAPE and the Company to perfect their rights in and obtain the Tax refunds contemplated by this Section 12.06.

12.07 Cooperation. Each of GlobalSCAPE, the Company and the Stockholders’ Representative shall cooperate fully, as and to the extent reasonably requested by any of the other parties, in connection with the filing of Tax Returns pursuant to this section and any audit, litigation, or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation, or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. GlobalSCAPE and the Company agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations of the respective Taxable periods, and to abide by all record retention agreements entered into with any Governmental Body. GlobalSCAPE, the Company and the Stockholders’ Representative further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Body or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

12.08 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by GlobalSCAPE when due.

12.09 Adjustment to Merger Consideration. Any payment made in accordance with Section 12.01 or Article IX will be treated for Tax purposes as an adjustment to the consideration paid by GlobalSCAPE under this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date and year first above written.

GLOBALSCAPE, INC.

By:
James R. Morris, Chief Executive Officer

PLUMBER ACQUISITION CORPORATION

By:
James R. Morris, Chief Executive Officer

HOMEPIPE NETWORKS INC.

By:
Chris Hopen, President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

FORM OF LEGAL OPINION

EXHIBIT A

EXHIBIT B-1

FORM OF EMPLOYMENT AGREEMENT

(SENIOR EXECUTIVE LEVEL)

EXHIBIT B-1

EXHIBIT B-2

FORM OF EMPLOYMENT AGREEMENT

(SENIOR VICE PRESIDENT LEVEL)

EXHIBIT B-2

APPENDIX I

PROFESSIONAL EDITION SPECIFICATIONS

APPENDIX I